Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ConvergeOne Holdings, Inc.

at

$12.50 per Share, Net in Cash,

by

PVKG Merger Sub, Inc.

a wholly owned subsidiary of

PVKG Intermediate Holdings Inc.

The Offer and withdrawal rights will expire at 12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018), unless the Offer is extended.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of November 6, 2018 (the “Merger Agreement”), by and among PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), PVKG Merger Sub, Inc., a Delaware corporation (“Offeror”) and wholly owned subsidiary of Parent, and ConvergeOne Holdings, Inc., a Delaware corporation (“ConvergeOne”). Offeror is offering to purchase all outstanding shares of common stock of ConvergeOne, par value $0.0001 per share (“Shares”), for a price per Share of $12.50 (such amount, as it may be adjusted from time to time upon the terms and subject to the conditions set forth in the Merger Agreement, the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase, and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”). Each of CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”) and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (together with CVC VII (A) and CVC Investment Europe VII, “CVC VII”), is an indirect stockholder of Parent.

Pursuant to the Merger Agreement, following consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Offeror will merge with and into ConvergeOne (the “Merger”) without a meeting of holders of Shares in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with ConvergeOne continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Merger Effective Time”), each Share outstanding immediately prior to the Merger Effective Time (other than Shares held by ConvergeOne (or held in ConvergeOne’s treasury), Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or ConvergeOne, the Rollover Shares (as defined below) or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any withholding of taxes required by applicable law. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

Certain holders of Shares (the “Rollover Stockholders”), including John A. McKenna, Jr., Jeffrey Nachbor, Paul Maier and John F. Lyons, have agreed to exchange a portion of their Shares (the “Rollover Shares”), pursuant to the Rollover Agreement, dated as of November 6, 2018 (the “Rollover Agreement”), by and among the Rollover Stockholders and PVKG Investment Holdings Inc., a Delaware corporation and the direct parent of Parent (“PVKG Investment Holdings”), for equity interests in PVKG Investment Holdings and have agreed not to tender the Rollover Shares pursuant to the Offer. As of November 5, 2018, the Rollover Shares represented approximately 3.2% of the outstanding Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the “Minimum Condition” and other conditions described in Section 15 — “Certain Conditions of the Offer.

The ConvergeOne board of directors (the “ConvergeOne Board”), acting upon the unanimous recommendation of the Special Transaction Committee of the ConvergeOne Board, has unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, ConvergeOne and the holders of Shares, (2) resolving that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL, (3) declaring it advisable for ConvergeOne to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, (4) authorizing and approving the execution, delivery and performance by ConvergeOne of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (5) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Offeror pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet”. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

November 21, 2018

IMPORTANT

Any stockholder of ConvergeOne wishing to tender Shares pursuant to the Offer must, prior to the expiration of the Offer, (1) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to Continental Stock Transfer & Trust Company, in its capacity as depositary and paying agent for the Offer (the “Depositary and Paying Agent”), (2) follow the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (3) request that such stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender his, her or its Shares.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Any stockholder of ConvergeOne wishing to tender Shares pursuant to the Offer and who cannot deliver all required documents to the Depositary and Paying Agent prior to the expiration of the Offer, may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at its address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents or assistance with the Offer. Additionally, copies of this Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov.

This Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

No person has been authorized to give any information or to make any representation on behalf of Parent or Offeror not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Offeror, the Depositary and Paying Agent or the Information Agent for purposes of the Offer.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase or the Letter of Transmittal. We have included cross-references in this Summary Term Sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning ConvergeOne (as defined below), contained herein and elsewhere in this Offer to Purchase has been provided to Parent (as defined below) and Offeror (as defined below) by ConvergeOne or has been taken from or is based upon publicly available documents or records of ConvergeOne on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined below). Parent and Offeror have not independently verified the accuracy and completeness of such information. Parent and Offeror have no knowledge that would indicate that any statements contained herein relating to ConvergeOne provided to Parent and Offeror or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. The following are some questions you, as a stockholder of ConvergeOne, may have and answers to those questions. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to understand fully the Offer, the Merger (as defined below) and the other Transactions (as defined below) because the information in this summary term sheet is not complete. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Offeror.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of ConvergeOne Holdings, Inc. (“ConvergeOne”), a Delaware corporation.
Price Offered per Share	$12.50 per Share, in cash, without interest and less any withholding of taxes required by applicable law (the “Offer Price”).
Scheduled Expiration of Offer	One minute after 11:59 p.m., Eastern time, on December 19, 2018, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”
Offeror	PVKG Merger Sub, Inc. (“Offeror”), a Delaware corporation and wholly owned subsidiary of PVKG Intermediate Holdings Inc. (“Parent”), a Delaware corporation.
The ConvergeOne Board of Directors’ Recommendation	Acting upon the unanimous recommendation of the Special Transaction Committee of the board of directors of ConvergeOne, the ConvergeOne Board of Directors (the “ConvergeOne Board”) recommends that the holders of Shares tender their Shares in the Offer.

Certain holders of Shares (the “Rollover Stockholders”), including John A. McKenna, Jr., Jeffrey Nachbor, Paul Maier and John F. Lyons, have agreed to exchange a portion of their Shares (the “Rollover Shares”) pursuant to the Rollover Agreement, dated as of November 6, 2018 (the “Rollover Agreement”), by and among the Rollover Stockholders and PVKG Investment Holdings Inc., a Delaware corporation and the direct parent of Parent (“PVKG Investment Holdings”), for equity interests in PVKG Investment Holdings and have agreed not to tender the Rollover Shares pursuant to the Offer. As of November 5, 2018, the Rollover Shares represented approximately 3.2% of the outstanding Shares.

Who is offering to buy my securities?

Our name is PVKG Merger Sub, Inc., a Delaware corporation that was formed for the purpose of acquiring all of the outstanding Shares of ConvergeOne. We are a wholly owned subsidiary of Parent. Offeror has not conducted any activities to date other than activities incidental to its formation or in connection with the transactions contemplated by the Merger Agreement. Each of CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”), and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (“CVC VII Associates” and, together with CVC VII (A) and CVC Investment Europe VII, “CVC VII”), is an indirect stockholder of Parent. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent, Offeror and CVC VII.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding Shares upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, ConvergeOne, while allowing holders of Shares an opportunity to receive the Offer Price promptly by tendering Shares pursuant to the Offer. If the Offer is consummated, we and Parent are required, upon the terms and subject to conditions set forth in the Merger Agreement, to consummate the Merger either (1) on the same date as the date on which the Offer is consummated or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of the date of such Offer consummation date, then on the first business day on which such condition is satisfied or waived. Upon consummation of the Merger, ConvergeOne will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commission?

We are offering to purchase Shares for a price per Share of $12.50, net to the seller in cash, without interest (subject to adjustments from time to time upon the terms and subject to the conditions set forth in the Merger Agreement) and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. If you are the record holder of Shares and you tender your Shares directly to Continental Stock Transfer & Trust Company, the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), you will not be obligated to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and Section 2 — “Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Offeror and Parent to consummate the Offer and to provide funding for the Merger is approximately $1.9 billion, plus related fees and expenses. Offeror and Parent expect to fund such cash requirements from the proceeds from (1) debt facilities contemplated by a debt commitment letter dated November 6, 2018 that Parent has entered into in connection with the execution of the Merger Agreement (the “Debt Commitment Letter”), which provides for up to $1.6 billion of debt financing (including a $250 million senior secured ABL facility, a $925 million senior secured first lien term loan facility, a $75 million senior secured delayed draw term loan facility and a $350 million senior secured second lien term loan facility), (2) an equity investment contemplated pursuant to an equity commitment letter dated November 6, 2018 that Parent has entered into in connection with the execution of the Merger Agreement (the “Equity Commitment Letter”) which provides for up to $750 million in aggregate of cash equity financing and (3) ConvergeOne’s available cash following the Merger. Funding of the debt facilities contemplated by the Debt Commitment Letter and the equity financing contemplated by the Equity Commitment Letter is subject to the satisfaction of various customary conditions. See Section 9 — “Source and Amount of Funds”.

Is there an agreement governing the Offer?

Yes. Parent, Offeror and ConvergeOne have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Offeror with and into ConvergeOne (the “Merger”), with ConvergeOne surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). If the Minimum Condition (as defined herein) is satisfied and we consummate the Offer, we intend to effect the Merger without any action by the holders of Shares pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). See Section 11 — “The Transaction Agreements” and Section 15 — “Certain Conditions of the Offer.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares pursuant to the Offer because:

•

we were organized solely in connection with the Offer and the Merger and, prior to the Expiration Date (as defined below), will not carry on any activities other than activities incidental to its formation or in connection with the Offer and the Merger. The term “Expiration Date” means 12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018), unless Offeror, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is made for all issued and outstanding Shares;

•

if we consummate the Offer, we expect to acquire in the Merger all Shares that remain outstanding (other than Shares held by ConvergeOne (or held in ConvergeOne’s treasury), Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or ConvergeOne, the Rollover Shares or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) for the same cash price in the Merger as we paid in the Offer (i.e. the Offer Price);

•	the Offer is not subject to any financing condition; and

•	we have all of the financial resources, including committed debt and equity financing, sufficient to finance the Offer and the Merger.

See Section 9 — “Source and Amount of Funds”.

What percentage of Shares do you or your affiliates currently own?

None of Parent or Offeror or any of their respective controlled affiliates currently own any Shares.

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer in accordance with the Merger Agreement, you will have until 12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018), to tender your Shares pursuant the Offer. Furthermore, if you cannot deliver everything that is required to make a valid tender in accordance with the terms of the Offer by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase prior to that time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Can the Offer be extended and, if so, under what circumstances?

Yes, the Offer can be extended. We have agreed in the Merger Agreement that, so long as neither ConvergeOne nor Parent has terminated the Merger Agreement in accordance with its terms:

•

if, as of the scheduled Expiration Date, any of the conditions of the Offer are not satisfied and has not been waived, Offeror may, in its discretion (and without the consent of ConvergeOne or any other person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension (or such other duration as may be agreed to by Parent and ConvergeOne), to permit such condition to be satisfied;

•

we are required to extend the Offer for any period required by any period required by any legal requirement, any interpretation or position of the SEC or its staff or the Nasdaq Global Market (“Nasdaq”) applicable to the Offer;

•

we are required to extend the Offer for periods of up to ten business days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated;

•

we are required to extend the Offer, at the request of ConvergeOne, for one or more successive periods of up to ten business days each (or such other duration as may be agreed to by Parent and ConvergeOne) to permit such Offer Condition to be satisfied if, at any then-scheduled Expiration Date, any of the conditions to the Offer are not satisfied or waived by Parent or Offeror; and

•

we will not, however, (1) be required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement and (B) February 4, 2019 (the “End Date”) or (2) be permitted to extend the Offer beyond the earliest of such deadlines without the prior written consent of ConvergeOne.

If we extend the Offer, such extension will extend the time that you will have to tender Shares. See Section 1 — “Terms of the Offer.”

Will you provide a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to our obligations and the obligations of Parent and ConvergeOne under the Merger Agreement, we expect the Merger to occur either (1) the date on which the Offer is consummated or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of such Offer consummation date, one business day after such condition is satisfied or waived, without a subsequent offering period. See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer was otherwise scheduled to expire. See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered (and not properly withdrawn) that number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) that, considered together with the Rollover Shares and all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Offeror), would represent one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”). For purposes of calculating whether the Minimum Condition has been satisfied, the number of Shares outstanding at the time of the expiration of the Offer will (1) include, without duplication, (A) Shares issuable in respect of ConvergeOne Options (as defined below) for which the holders have validly exercised such ConvergeOne Options and satisfied all of the requirements for their exercise prior to the expiration of the Offer, even if the ConvergeOne Option holders do not receive Shares resulting from such exercise prior to the expiration of the Offer and (B) Shares issuable in respect of ConvergeOne Warrants (as defined below) that have been validly exercised and the holders of such ConvergeOne Warrants have satisfied all of the requirements for such exercise prior to the expiration of the Offer, even if the ConvergeOne Warrant holders do not receive Shares resulting from such exercise prior to the expiration of the Offer and (2) exclude Shares held in treasury by ConvergeOne as of the expiration of the Offer or any other Shares acquired by ConvergeOne prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of ConvergeOne Options), even if ConvergeOne does not receive the Shares so acquired prior to the expiration of the Offer);

•

there not having been issued by any court of competent jurisdiction and remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer and there not being any action taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body directly or indirectly prohibiting, or making illegal, the acquisition of, or payment for, Shares pursuant to the Offer, or the consummation of the Merger;

•

any consent, approval or clearance with respect to, or termination or expiration of any applicable mandatory waiting period (or any extension thereof) imposed under the HSR Act having being obtained, received or terminated or expired;

•

since the date of the Merger Agreement, there not having occurred and been continuing any event, occurrence, change, development, violation, inaccuracy, fact, circumstance or other matter that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on ConvergeOne; and

•	the occurrence of the date that is 45 days after the date on which the parties submit to the Committee on Foreign Investment in the United States, a declaration pursuant to 31 C.F.R. § 801.401.

The Offer is also subject to other conditions set forth in this Offer to Purchase. The Offer is not subject to a financing condition. We can waive any condition of the Offer, in whole or in part, other than the Minimum Condition, at any time and from time to time. However, unless otherwise provided by the Merger Agreement, we may not, without the prior written consent of ConvergeOne, (1) decrease the Offer Price, (2) change the form of consideration payable in the Offer, (3) decrease the maximum number of Shares sought to be purchased in the

Offer, (4) impose conditions or requirements to the Offer in addition to the conditions of the Offer, (5) amend or modify any of the conditions of the Offer in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”), (6) change or waive the Minimum Condition, (7) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (8) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. See Section 15 — “Certain Conditions of the Offer.”

Have any stockholders already agreed to tender or not to tender their Shares in the Offer?

Concurrently with the execution of the Merger Agreement, certain stockholders of ConvergeOne have entered into a Tender and Support Agreement, dated as of November 6, 2018 (the “Support Agreement”), with Parent and Offeror, which requires Clearlake Capital Partners III (Master), L.P. (“ Clearlake”) and the other stockholders who are parties thereto (the “Significant Stockholders”), subject to the terms of the Support Agreement discussed in Section 11—“The Transaction Agreements,” among other things, to tender all of the Shares (other than the Rollover Shares) owned by such Significant Stockholder as of the date of the Support Agreement or otherwise acquired prior to the termination of the Support Agreement, within ten business days after the commencement of the Offer. The Significant Stockholders collectively beneficially owned approximately 68% of the Shares (with such tender and support obligations subject to reduction to 39.99% upon an adverse recommendation change by the ConvergeOne Board (as defined below)) outstanding as of November 5, 2018, inclusive of the issuance of 2,574,137 Shares to certain of such stockholders (including Clearlake) following ConvergeOne’s achievement of the “Earnings Target” for fiscal year 2020 pursuant to the Forum Merger Agreement (as defined below) as described in the ConvergeOne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018. The Support Agreement terminates upon certain events, including the valid termination of the Merger Agreement in accordance with its terms. See also Section 11—“The Transaction Agreements.”

Additionally, the Rollover Stockholders have agreed to exchange the Rollover Shares, pursuant to the Rollover Agreement, for equity interests in PVKG Investment Holdings and have agreed not to tender the Rollover Shares pursuant to the Offer. As of November 5, 2018, the Rollover Shares represented approximately 3.2% of the outstanding Shares. See also Section 11—“The Transaction Agreements.”

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

•

If you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in book-entry form in your name on the books of ConvergeOne’s transfer agent), the following must be received by the Depositary and Paying Agent at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), (2) the Letter of Transmittal, properly completed and duly executed (or, with respect to a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program, a manually executed facsimile thereof) with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — “Procedures for Accepting the

Offer and Tendering Shares” below) in connection with a book-entry delivery of Shares and (3) any other documents required by the Letter of Transmittal.

•

If you are a record holder but your stock certificate(s) is not available, you cannot deliver such stock certificate(s) to the Depositary and Paying Agent, you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary and Paying Agent, in any case before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary and Paying Agent must receive the certificate(s) for all tendered Shares, in proper form for transfer (or a confirmation of a book-entry transfer of such Shares with respect to all those Shares), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and any other required documents, within two Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery. Please contact Innisfree M&A Incorporated (the “Information Agent”) for assistance.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment pursuant to the Offer by January 20, 2019, you may withdraw them at any time after that date until we accept Shares for payment pursuant to the Offer. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw my previously tendered Shares?

To properly withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the related Letter of Transmittal) to the Depositary and Paying Agent at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw your Shares. See Section 4 — “Withdrawal Rights.”

If I accept the Offer, how will I get paid?

If the conditions of the Offer as set forth in Section 15 — “Certain Conditions of the Offer” are satisfied or waived by Parent and Offeror and we consummate the Offer and accept your validly tendered Shares for payment, you will be entitled to receive, as soon as practicable, an amount equal to the number of Shares you tendered pursuant to the Offer multiplied by the Offer Price. Payment will be made by deposit of the aggregate purchase price for the Shares with the Depositary and Paying Agent, which will act as agent for tendering holders of Shares for the purpose of receiving payments from Parent and transmitting payments, less tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment. See Section 2 — “Acceptance for Payment and Payment for Shares” and Section 3 — “Procedure for Tendering Shares.”

What will happen to my ConvergeOne Options in the Offer?

Options to purchase Shares (each, a “ConvergeOne Option”) are not sought in the Offer. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ConvergeOne Option, other than options to purchase Shares pursuant to that certain Unit Purchase Option issued in April 2017 (the “EBC Option Agreement”), in favor of EarlyBird Capital, Inc., that is then outstanding and unexercised as of immediately before the Effective Time, whether vested or unvested, will be canceled, extinguished and terminated for no consideration or payment. Each ConvergeOne Option granted pursuant to the EBC Option Agreement that is then outstanding and unexercised as of immediately before the Effective Time will be canceled and EarlyBird Capital, Inc. will then become entitled to receive solely, in full satisfaction of its rights with respect thereto, a lump-sum cash payment equal to the product of (1) the excess, if any, of the aggregate Merger Consideration payable on the number of Shares for which such ConvergeOne Option would have converted to had it been exercised, minus (2) the aggregate exercise price of such ConvergeOne Option (including, for the avoidance of doubt, the aggregate exercise price for any warrants issuable upon exercise of such ConvergeOne Option).

See Section 11 — “The Transaction Agreements — The Merger Agreement — Treatment of Equity Awards.”

What will happen to my ConvergeOne Warrants in the Offer?

Warrants to purchase Shares (each, a “ConvergeOne Warrant”) pursuant to the warrant agreements entered into between ConvergeOne and Continental Stock Transfer and Trust Company, in its capacity as warrant agent, are not sought in the Offer. Pursuant to the Merger Agreement, at the Effective Time, each ConvergeOne Warrant that is outstanding and unexercised as of immediately before the Effective Time will be canceled and the holder of such ConvergeOne Warrant will be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (1) the number of Shares for which such ConvergeOne Warrant would have converted to had it been exercised and (2) the excess, if any, of the Merger Consideration over the exercise price per share of such ConvergeOne Warrant. Any ConvergeOne Warrant that has an exercise price that is greater than or equal to the Merger Consideration will be canceled at the Effective Time for no consideration or payment).

See Section 11 — “The Transaction Agreements — The Merger Agreement — Treatment of Equity Awards.”

What will happen to Shares that may be acquired under the ESPP and what happens to the ESPP program?

If you currently participate in the ESPP, then if the transactions close prior to the end of the current ongoing offering under the ESPP (which began on July 1, 2018, and ends on December 31, 2018), the last business day immediately before the Offer acceptance date will be treated as the purchase date for the current ESPP offering. Your accumulated contributions under the ESPP will be contributed to the purchase of Shares on that date, and those shares will be eligible to receive the cash proceeds from the Merger but will not be eligible for tender pursuant to the Offer. You may elect to withdraw from the ESPP offering period and receive a refund of your contributions to date prior to the Acceptance Time.

What is the recommendation of the ConvergeOne Board with respect to the Offer?

The ConvergeOne Board, acting upon the unanimous recommendation of the Special Transaction Committee of the ConvergeOne Board, has unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, ConvergeOne and the holders of Shares, (2) resolving that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL, (3) declaring it advisable for ConvergeOne to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, (4) authorizing and approving the execution, delivery and performance by ConvergeOne of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (5) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Offeror pursuant to the Offer.

A more complete description of the reasons for the ConvergeOne Board’s approval of the Offer and the Merger is set forth in ConvergeOne’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to holders of Shares together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the Offer is completed, will ConvergeOne continue as a public company?

No. We are required, upon the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger either (1) on the same date as the date on which the Offer is consummated or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of the date of the such Offer consummation date, then on the first business day on which such condition is satisfied or waived. If the Merger takes place, ConvergeOne will no longer be publicly traded and we intend to cause ConvergeOne to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all Shares are not tendered in the Offer?

Yes, so long as the conditions to the Merger are satisfied or waived by Parent and Offeror. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer nor will we consummate the Merger. If we accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, and the other conditions to the Merger are satisfied or waived by Parent and Offeror, Offeror will merge with and into ConvergeOne, with ConvergeOne surviving the Merger as a wholly owned subsidiary of Parent. If the Merger takes place, Parent will own 100% of ConvergeOne, and all of the remaining holders of Shares, other than Shares held by ConvergeOne (or held in ConvergeOne’s treasury), Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or ConvergeOne, the Rollover Shares or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger, will have the right to receive an amount in cash equal to the Offer Price, without interest and less any withholding of taxes required by applicable law. See the “Introduction” to this Offer to Purchase. See also Section 11 — “The Transaction Agreements” and Section 15 — “Certain Conditions of the Offer” for a description of the conditions to the Merger and the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger following the purchase of Shares in the Offer. We are required, upon the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger either (1) on the same date as the date on which the Offer is consummated or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of the date of such Offer consummation date, then on the first business day on which such condition is satisfied or waived. As such, we do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger. See also Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; No Stockholder Vote; Plans for ConvergeOne.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Parent or ConvergeOne are under any obligation to pursue or consummate the Merger if the Offer has not been first consummated.

If I decide not to tender, how will the Offer and the Merger affect my Shares?

Other than with respect to the Rollover Shares, if you decide not to tender your Shares in the Offer and the Merger occurs, each of your Shares will be converted into the right to receive an amount in cash equal to the

Offer Price, without interest and less any withholding of taxes required by applicable law. Other than with respect to the Rollover Shares, you will have the right to receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer or you will have the right to exercise your appraisal rights in connection with the Merger as more fully described below. Therefore, if the Merger takes place (and you do not properly exercise your appraisal rights), the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier, and no appraisal rights will be available, if you tender your Shares. No interest will be paid for Shares acquired in the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholders vote will be required to consummate the Merger. See the “Introduction” to this Offer to Purchase, Section 11 — “The Transaction Agreements” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On November 5, 2018, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on Nasdaq was $9.43, to which the Offer Price of $12.50 per Share represents an approximate 32% premium. The Offer Price represents a 35% premium to the 30-day volume-weighted average trading price per Share as of October 25, 2018.

On November 20, 2018, the last trading day prior to commencement of the Offer, the closing sale price per Share reported on Nasdaq was $12.47. Before deciding whether to tender your Shares, you should obtain a current market quotation for Shares. See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

The Merger Agreement provides that from the date of the Merger Agreement to the Merger Effective Time, without the prior written consent of Parent, ConvergeOne may not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any ConvergeOne securities (including the Shares), other than with respect to a quarterly dividend of $0.02 per Share in respect of ConvergeOne’s third quarter earnings. See Section 6 — “Price Range of Shares; Dividends.”

What are the U.S. federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you are a U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), you will generally recognize gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in either case in an amount equal to the difference, if any, between the U.S. dollar amount received for Shares you tender pursuant to the Offer or exchange in the Merger and your adjusted tax basis in such Shares. If you are a U.S. Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be capital gain or loss and will generally be treated as long-term capital gain or loss if you have held such Shares for more than one year at the time of disposition, subject to certain exceptions. If you are a Non-U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”), you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender pursuant to the Offer or exchange in the Merger, subject to certain conditions (as described in Section 5 — “Material United States Federal Income Tax Consequences” in more detail). See Section 5 — “Material United States Federal Income Tax Consequences” for a discussion of certain material U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any U.S. federal estate or gift tax rules, or any state, local or non-U.S. income and other tax laws) of tendering their Shares pursuant to the Offer, exchanging their Shares in the Merger or exercising appraisal rights.

Will I have the right to have my Shares appraised?

Appraisal rights are not available to the holders of Shares in connection with the Offer, and holders of Shares who tender Shares pursuant to the Offer will not have appraisal rights in connection with the Merger. However, if we accept Shares in the Offer and the Merger is completed, holders of Shares who (1) did not tender such Shares in the Offer, (2) timely demand appraisal and otherwise follow the procedures set forth in Section 262 of the DGCL and (3) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to exercise appraisal rights in connection with the Merger, subject to and in accordance with applicable provisions of the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by the Delaware Court of Chancery, and to receive payment of such “fair value” in cash. Any such judicial determination of the “fair value” of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer and the Merger. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to “fair value” under applicable Delaware law.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by holders of Shares desiring to exercise any available appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent, toll free at (888) 750-5834 (for stockholders) or collect at (212) 750-5833 (for banks and brokers). See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of ConvergeOne:

INTRODUCTION

PVKG Merger Sub, Inc., a Delaware corporation (“Offeror”) and wholly owned subsidiary of PVKG Intermediate Holdings Inc., a Delaware corporation (“Parent”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of ConvergeOne Holdings, Inc., a Delaware corporation (“ConvergeOne”), for a price per Share of $12.50 (such amount, as it may be adjusted from time to time upon the terms and subject to the conditions set forth in the Merger Agreement (as defined herein), the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”), and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”). Each of CVC Capital Partners VII (A) L.P., a Jersey limited partnership (“CVC VII (A)”), CVC Capital Partners Investment Europe VII L.P., a Jersey limited partnership (“CVC Investment Europe VII”), and CVC Capital Partners VII Associates L.P., a Jersey limited partnership (“CVC VII Associates” and, together with CVC VII (A) and CVC Investment Europe VII, “CVC VII”), is an indirect stockholder of Parent.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 6, 2018, by and among Parent, Offeror and ConvergeOne. The Offer is conditioned upon, among other things, (1) the satisfaction of the Minimum Condition (as defined in Section 15 — “Certain Conditions of the Offer”), (2) there not having been issued by any court of competent jurisdiction and remaining in effect in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer and there not being any action taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger (as defined below) by any governmental body directly or indirectly prohibiting, or making illegal, the acquisition of, or payment for, Shares pursuant to the Offer, or the consummation of the Merger (the “Restraints Condition”), (3) any consent, approval or clearance with respect to, or termination or expiration of any applicable mandatory waiting period (or any extension thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having been obtained, received or terminated or expired (the “HSR Condition”), (4) since the date of the Merger Agreement, there not having occurred and been continuing any event, occurrence, change, development, violation, inaccuracy, fact, circumstance or other matter that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below) on ConvergeOne (the “MAE Condition”) and (5) the occurrence of the date that is 45 days after the date on which the parties submit to the Committee on Foreign Investment in the United States, a declaration pursuant to 31 C.F.R. § 801.401 (the “Inside Date Condition”). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer”. The Offer is not subject to a financing condition.

ConvergeOne has advised Parent that, as of November 5, 2018, there were (1) 77,905,500 Shares issued and outstanding, (2) 6,276,500 Shares subject to issuance pursuant to outstanding ConvergeOne Options to acquire Shares, including 1,237,500 Shares subject to issuance pursuant to a unit purchase option for 1,125,000 units (the “Units”) at an exercise price of $10.00 per Unit (including 112,500 Shares issuable pursuant to rights included in the Units) held by EarlyBird Capital, Inc. and its distributees (the “EarlyBird Option”) pursuant to that certain Unit Purchase Option issued in April 2017 (the “EBC Option Agreement”), (3) 85,287 Shares estimated to be subject to outstanding rights under the 2018 Employee Stock Purchase Plan (the “ConvergeOne ESPP”) (based on total employee contributions to the ConvergeOne ESPP from July 1, 2018 through October 31, 2018 and assuming the closing price per Share as reported on the Nasdaq Global Market (“Nasdaq”) on the purchase date for the current offering period was equal to the Offer Price (as defined below)) and (4) 1,917,310 Shares subject to issuance pursuant to ConvergeOne Warrants to acquire Shares at an exercise price of $11.50 per share, including 562,500 Shares subject to issuance under warrants included in the Units that may be purchased pursuant to the EarlyBird Option.

Certain holders of Shares (the “Rollover Stockholders”), including John A. McKenna, Jr., Jeffrey Nachbor, Paul Maier and John F. Lyons, have agreed to exchange a portion of their Shares (the “Rollover Shares”) pursuant to the Rollover Agreement dated as of November 6, 2018 (the “Rollover Agreement”), by and among the Rollover Stockholders and PVKG Investment Holdings Inc., a Delaware corporation and the direct parent of Parent (“PVKG Investment Holdings”), for equity interests in PVKG Investment Holdings and have agreed not to tender the Rollover Shares pursuant to the Offer. As of November 5, 2018, the Rollover Shares represented approximately 3.2% of the outstanding Shares. The Rollover Agreement is more fully described in Section 11 — “The Transaction Agreements”.

In addition, concurrently with the execution of the Merger Agreement, certain stockholders of ConvergeOne have entered into a Tender and Support Agreement (the “Support Agreement”) that requires Clearlake Capital Partners III (Master), L.P. (“Clearlake”), and the other holders of Shares party thereto (the “Significant Stockholders”), subject to the terms of the Support Agreement discussed in Section 11—“The Transaction Agreements,” among other things, to tender all of the Shares (other than the Rollover Shares) owned by such Significant Stockholder as of the date of the Support Agreement or otherwise acquired prior to the termination of the Support Agreement, within ten business days after the commencement of the Offer. Clearlake and the other signatories collectively beneficially owned approximately 68% of the Shares (with such tender and support obligations subject to reduction to 39.99% upon an adverse recommendation change by the ConvergeOne Board (as defined below)) outstanding as of November 5, 2018, inclusive of the issuance of 2,574,137 Shares to certain stockholders (including Clearlake and certain of the other signatories) following ConvergeOne’s achievement of the “Earnings Target” for fiscal year 2020 pursuant to the Forum Merger Agreement as described in the ConvergeOne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018. The Support Agreement is more fully described in Section 11 — “The Transaction Agreements”.

Assuming that, prior to the Merger Effective Time (as defined below), (1) all ConvergeOne Warrants (as defined below) are validly exercised for the number of shares of ConvergeOne capital stock issuable pursuant to the terms of such ConvergeOne Warrants and the holders of such ConvergeOne Warrants have satisfied all of the requirements for such exercise prior to the expiration of the Offer (even if the ConvergeOne Warrant holders do not receive the Shares resulting from such exercise prior to the expiration of the Offer) and (2) all ConvergeOne Options (as defined below) are validly exercised for the number of shares of ConvergeOne capital stock issuable pursuant to the terms of such ConvergeOne Options and the holders of such ConvergeOne Options have satisfied all of the requirements for such exercise prior to the expiration of the Offer (even if the ConvergeOne Options holders do not receive the Shares resulting from such exercise prior to the expiration of the Offer), and that all other equity interests remain outstanding and that no other Shares are issued, the Minimum Condition (as defined in Section 15 — “Certain Conditions of the Offer”) will be satisfied if at least 39,267,189 Shares (inclusive of the Rollover Shares) are validly tendered and not properly withdrawn prior to the expiration of the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition (as defined in Section 15 — “Certain Conditions of the Offer”) will depend on the actual number of Shares outstanding at the time of the expiration of the Offer.

The Merger Agreement is more fully described in Section 11 — “The Transaction Agreements”. Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Material United States Federal Income Tax Consequences.”

Tendering stockholders who are record holders of their Shares and tender directly to Continental Stock Transfer & Trust Company, the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Offeror pursuant to the Offer. Holders of Shares who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

The ConvergeOne board of directors (the “ConvergeOne Board”) acting upon the unanimous recommendation of the Special Transaction Committee of the ConvergeOne Board (the “ConvergeOne Special Transaction Committee”), has unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, ConvergeOne and the holders of Shares, (2) resolving that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL, (3) declaring it advisable for ConvergeOne to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, (4) authorizing and approving the execution, delivery and performance by ConvergeOne of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (5) resolving to recommend that the holders of Shares accept the Offer and tender their Shares to Offeror pursuant to the Offer.

A complete description of the reasons for the ConvergeOne Board’s approval of the Offer and the Merger (as defined below) will be set forth in ConvergeOne’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to you with this Offer to Purchase.

The Merger Agreement provides that, subject to the conditions described in Section 11 — “The Transaction Agreements,” Offeror will be merged with and into ConvergeOne, with ConvergeOne surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Merger Effective Time”) the certificate of merger (the “Certificate of Merger”) is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Certificate of Merger. At the Merger Effective Time, each Share outstanding immediately prior to the Merger Effective Time (other than Shares held by ConvergeOne (or held in ConvergeOne’s treasury), Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or ConvergeOne, the Rollover Shares or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) will be converted into the right to receive an amount in cash equal to $12.50 per Share, without interest and less any withholding of taxes required by applicable law. As a result of the Merger, ConvergeOne will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Appraisal rights are not available to the holders of Shares in connection with the Offer, and holders of Shares who tender Shares pursuant to the Offer will not have appraisal rights in connection with the Merger. However, if we accept Shares in the Offer and the Merger is completed, holders of Shares who (1) did not tender such Shares in the Offer, (2) timely demand appraisal and otherwise follow the procedures set forth in Section 262 of the DGCL and (3) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to exercise appraisal rights in connection with the Merger, subject to and in accordance with applicable provisions of the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by the Delaware Court of Chancery, and to receive payment of such “fair value” in cash.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger following consummation of the Offer will not require a vote of holders of Shares. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the

Merger Agreement. If the Minimum Condition (as defined in Section 15 — “Certain Conditions of the Offer”) is satisfied and we accept Shares for payment pursuant to the Offer, we will own at least the amount of Shares that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Offeror, Parent and ConvergeOne will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of holders of Shares in accordance with Section 251(h) of the DGCL. See Section 11 — “The Transaction Agreements”.

Offeror has engaged Innisfree M&A Incorporated to act as information agent for the Offer (the “Information Agent”). Parent and Offeror will pay all charges and expenses of the Depositary and Paying Agent, and the Information Agent. Questions and requests for assistance should be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other related materials may also be obtained from the Information Agent. Such copies will be furnished promptly at Offeror’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents or assistance with the Offer.

THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND CONVERGEONE’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE CONVERGEONE BOARD AND THE REASONS FOR ITS RECOMMENDATION) CONTAIN IMPORTANT INFORMATION. CONVERGEONE STOCKHOLDERS SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the expiration date of the Offer and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights”, and as promptly as practicable after the Acceptance Time, pay for all such Shares. The time, if any, at which Offeror accepts for payment all Shares validly tendered and not properly withdrawn, pursuant to and subject to the conditions of the Offer, which shall occur promptly after the expiration of the Offer, is referred to as the “Acceptance Time”. The Offer will expire at 12:00 midnight, Eastern time, on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018), unless Offeror, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such time and date, including any such extensions, the “Expiration Date”).

The Offer is conditioned upon the satisfaction (or, in the cases of clauses (2) and (3) below, the waiver) of (1) the Minimum Condition, (2) the Restraints Condition, (3) the HSR Condition, (4) the MAE Condition and (5) the Inside Date Condition. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer”. The Minimum Condition requires that there be validly tendered (and not properly withdrawn) that number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) that, considered together with the Rollover Shares and all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Offeror), would represent one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer. For purposes of calculating whether the Minimum Condition has been satisfied, the number of Shares outstanding at the time of the expiration of the Offer will (1) include, without duplication, (A) Shares issuable in respect of ConvergeOne Options for which the holders have validly exercised such ConvergeOne Options and satisfied all of the requirements for their exercise prior to the expiration of the Offer, even if the ConvergeOne Option holders do not receive the Shares resulting from such exercise prior to the expiration of the Offer and (B) Shares issuable in respect of ConvergeOne Warrants that have been validly exercised and the holders of such ConvergeOne Warrants have satisfied all of the requirements for such exercise prior to the expiration of the Offer, even if the ConvergeOne Warrant holders do not receive the Shares resulting from such exercise prior to the expiration of the Offer and (2) exclude Shares held in treasury by ConvergeOne as of the expiration of the Offer or any other Shares acquired by ConvergeOne prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of ConvergeOne Options), even if ConvergeOne does not receive the Shares so acquired prior to the expiration of the Offer).

The Merger Agreement provides that, so long as neither ConvergeOne nor Parent has terminated the Merger Agreement in accordance with its terms:

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if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Offeror may, in its discretion (and without the consent of ConvergeOne or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten business days per extension (or such other duration as may be agreed to by Parent and ConvergeOne), to permit such Offer Condition to be satisfied;

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Offeror must extend the Offer from time to time for (1) for any period required by any legal requirement, any interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or Nasdaq applicable to the Offer, (2) for periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated, and (3) if, at any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of ConvergeOne, Offeror must extend the Offer on one or more occasions for an additional period specified by ConvergeOne of up to ten business days per extension (or such other duration as may be agreed to by Parent and ConvergeOne) to permit such Offer Condition to be satisfied;

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if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Offeror must extend the offer, at the request of ConvergeOne, for one or more successive periods of up to ten business days each (or such other duration as may be agreed to by Parent and ConvergeOne), to permit such Offer Condition to be satisfied; and

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we will not, however, (1) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (A) the valid termination of the Merger Agreement and (B) the End Date and (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of ConvergeOne. We are prohibited from terminating the Offer prior to any scheduled Expiration Date without the prior written consent of ConvergeOne except in the event that the Merger Agreement is terminated pursuant to its terms.

For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

There can be no assurance that Offeror will exercise any right to extend the Offer or that Offeror will be required under the Merger Agreement to extend the Offer. During any extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. See Section 4—“Withdrawal Rights.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Offeror expressly reserves the right to (1) increase the Offer Price, (2) waive any Offer Conditions and (3) make any other changes in the terms and conditions of the Offer. However, unless otherwise provided by the Merger Agreement, Offeror will not, without the prior written consent of ConvergeOne, (1) decrease the Offer Price, (2) change the form of consideration payable in the Offer, (3) decrease the maximum number of Shares sought to be purchased in the Offer, (4) impose conditions or requirements to the Offer in addition to the Offer Conditions, (5) amend or modify any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”), (6) change or waive the Minimum Condition, (7) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (8) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The rights reserved by Offeror as described in the preceding paragraph are in addition to Offeror’s rights as described in Section 15 — “Certain Conditions of the Offer”.

Offeror expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 15 — “Certain Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 11—“The Transaction Agreements — The Merger Agreement — Termination.” Under certain circumstances, Parent and Offeror may terminate the Merger Agreement and the Offer, but Offeror is prohibited from terminating the Offer prior to any then-scheduled Expiration Date unless the Merger Agreement has been terminated in accordance with its terms.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of the Offeror under those rules or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to a national news service and making any appropriate filings with the SEC.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in the consideration offered or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

ConvergeOne has provided Offeror with ConvergeOne’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on ConvergeOne’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

There will not be a subsequent offering period for the Offer. Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement (or any other action by the holders of Shares) will be required in connection with the Merger. We are required, upon the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger either (1) on the same date as the Acceptance Time or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of the date of the Acceptance Time, then on the first business day on which such condition is satisfied or waived. As such, we do not expect there to be a significant period of time between the purchase of Shares in the Offer and consummation of the Merger.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Offeror will, as soon as practicable following the Expiration Date, accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, and upon the closing of the Merger, pay for all such Shares. See Section 1 — “Terms of the Offer”.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (1) certificate(s) representing those Shares or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary and Paying Agent’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (2) the Letter of Transmittal, properly completed and duly executed (or, with respect to a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof, with any required signature guarantees), or an Agent’s message in connection with a book-entry transfer of shares, and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary and Paying Agent. Under no circumstances will Offeror pay interest on the Offer Price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation, stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary and Paying Agent’s office.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary and Paying Agent of Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary and Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payments from Offeror and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.

Shares tendered by a Notice of Guaranteed Delivery (as defined below) will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery (as defined below) relates are delivered to the Depositary and Paying Agent.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” those Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

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If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

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If you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in book-entry form in your name on the books of ConvergeOne’s transfer agent), the following must be received by the Depositary and Paying Agent at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), (2) the Letter of Transmittal, properly completed and duly executed (or, with respect to a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program, a manually executed facsimile thereof), with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and (3) any other documents required by the Letter of Transmittal.

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If you are a record holder but your stock certificate(s) is not available, you cannot deliver such stock certificate(s) to the Depositary and Paying Agent, you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary and Paying Agent, in any case before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary and Paying Agent must receive the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all those Shares), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, within two Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery. Please contact Innisfree M&A Incorporated (the “Information Agent”) for assistance.

Book-Entry Transfer. The Depositary and Paying Agent will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary and Paying Agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees. No signature guarantee is required for the Letter of Transmittal if:

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the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares are tendered for the account of an Eligible Institution.

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder is a record holder but such stockholder’s stock certificate(s) is not available, such stockholder cannot deliver such stock certificate(s) to the Depositary and Paying Agent, such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, or such stockholder otherwise cannot deliver all required documents to the Depositary and Paying Agent, in any case before the Offer expires, such Shares may nevertheless be tendered, if all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

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a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Offeror, must be received by the Depositary and Paying Agent at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

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the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all those Shares), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary and Paying Agent within two Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Offeror.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary and Paying Agent.

The method of delivery of the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering stockholder, and delivery will be deemed made only when actually received by the Depositary and Paying Agent (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when such Shares are accepted for payment, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The valid tender of Shares pursuant to any of the procedures described herein and in the instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and Offeror upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, upon the terms and subject to the conditions of any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, which determination will be final and binding upon the tendering party. Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Offeror’s counsel, be unlawful. Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Offeror. None of Parent, Offeror, ConvergeOne, the Depositary and Paying Agent, Information Agent, or any other person is or will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal (or in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder irrevocably appoints designees of Offeror, and each of them, as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Offeror, and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective if and when, and only to the extent that, Offeror accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder with respect to such Shares (and, if given, will not be deemed effective); and

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each of the designees of Offeror will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of holders of Shares or otherwise, as such designee in its sole discretion deems proper.

Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Offeror’s acceptance for payment of such Shares, Offeror must be able to exercise full voting and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of holders of Shares.

ConvergeOne Options and ConvergeOne Warrants. The Offer is made only for outstanding Shares that are not subject to vesting restrictions and is not made for any ConvergeOne Options or ConvergeOne Warrants. See Section 11 — “The Transaction Agreements — The Merger Agreement — Treatment of Equity Awards” for a description of the treatment of the ConvergeOne Options and ConvergeOne Warrants.

Backup Withholding, FATCA. To avoid backup withholding of U.S. federal income tax on payments of the Offer Price of Shares made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”) should complete and return the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in Section 5 — “Material United States Federal Income Tax Consequences”) should complete and submit IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable IRS Form W-8), which can be obtained from the Depositary and Paying Agent or at http://www.irs.gov. If a Non-U.S. Holder tenders its Shares pursuant to the Offer or exchanges its Shares pursuant to the Merger after December 31, 2018, a Non-U.S. Holder may be subject to withholding tax pursuant to FATCA (as defined in Section 5 — “Material United States Federal Income Tax Consequences”) if such Non-U.S. Holder fails to properly establish an exemption from such withholding tax by providing a properly executed applicable IRS Form W-8 evidencing such exemption. For a more detailed discussion of backup withholding and FATCA, see Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Material United States Federal Income Tax Consequences”.

4. Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be properly withdrawn at any time prior to the Expiration

Date and, unless theretofore accepted for payment by Offeror pursuant to the Offer, may also be withdrawn at any time after January 20, 2019, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Offeror’s rights under the Offer, the Depositary and Paying Agent may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) promulgated under the Exchange Act.

Withdrawals of Shares May Not be Rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, properly withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Offeror, in its reasonable discretion, whose determination will be final and binding upon the tendering party. Offeror also reserves the absolute right to waive any defect or irregularity in the withdrawal of any Shares by any particular stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of Parent, Offeror, ConvergeOne, the Depositary and Paying Agent, the Information Agent or any other person is or will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not apply to any right to purchase capital stock of ConvergeOne and does not apply to holders who receive cash pursuant to the exercise of appraisal rights. This summary applies only to holders that hold their Shares as “capital assets” for U.S. federal income tax purposes and does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (1) certain former citizens and long-term residents of the United States, (2) regulated investment companies and other financial institutions, (3) insurance companies, (4) dealers or traders in securities or currencies or notional principal contracts, (5) tax-exempt entities, (6) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security”, constructive sale or other integrated transaction for U.S. federal income tax purposes, (7) persons subject to the alternative minimum tax, (8) “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax, (9) real estate investment trusts, (10) persons that own (or are deemed to own for U.S. federal income tax purposes) 5% or more of the outstanding Shares, (11) partnerships (or other entities treated as pass-through entities for U.S. federal income tax purposes) and persons who hold Shares through partnerships (or other such entities), (12) persons that have a “functional currency” other than the U.S. dollar, (13) persons that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation, and (14) persons that purchase or sell Shares as part of a wash sale for tax purposes, all of whom may be subject to tax rules that differ significantly from those summarized below.

This summary is not a comprehensive description of all potential U.S. federal income tax consequences that may be relevant to the Offer and the Merger, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder (the “U.S. Treasury Regulations”) and administrative and judicial interpretations thereof. All of the foregoing is subject to change, possibly with retroactive effect, and could affect the tax consequences described below.

For purposes of this Offer to Purchase, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined under the Code) have the authority to control all of the substantial decisions of the trust, or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a “United States person”. For purposes of this Offer to Purchase, a “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner, member or other owner in such partnership (or other such entity) will generally depend upon the status of the partner, member or other owner and upon the tax treatment and the activities of the partnership (or other such entity). Partners, members or owners of partnerships (or other such entities) holding Shares are urged to consult their own tax advisors.

The description of U.S. federal income tax consequences set forth below is based on current law, is for general information only and is not tax advice. Because individual circumstances may differ, each holder of Shares is urged to consult such holder’s own tax advisors as to the particular tax consequences to each such holder of the Offer and the Merger, including the application of U.S. federal, state, local and non-U.S. tax laws, applicable tax treaties and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you are a U.S. Holder you will generally recognize gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in either case in an amount equal to the difference, if any, between the U.S. dollar amount received for Shares you tender pursuant to the Offer or exchange in the Merger and your adjusted tax basis in such Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year, subject to certain exceptions. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Under certain circumstances, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a United States federal tax of 3.8% on the lesser of (1) such U.S. Holder’s “net investment income” (in the case of individuals) or “undistributed net investment income” (in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Holder’s “modified adjusted gross income” (in the case of individuals) or “adjusted gross income” (in the case of estates and trusts) for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). The amount of gain recognized pursuant to the Offer or the Merger will generally be treated as “net investment income” for purposes of this tax. A U.S. Holder that is an individual, estate or trust is urged to consult with its tax advisor regarding the applicability of this particular tax to such holder.

Consequences of the Offer and the Merger to Non-U.S. Holders. Subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA”, gain recognized with respect to Shares that a Non-U.S. Holder exchanges in the Offer or converts into the right to receive cash in the Merger generally will be exempt from U.S. federal income tax, unless:

•

such holder’s gain, if any, on Shares is effectively connected with such holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to such holder’s permanent establishment in the United States), in which case (1) such holder will be subject to U.S. federal income tax in the same manner as if such holder were a U.S. Holder (except that such holder should provide an IRS Form W-8ECI instead of an IRS Form W-9, as described below under “—Backup Withholding and Information Reporting”) and (2) if such holder is a corporation, such holder may also be subject to an additional branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•

such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition (or, if applicable, the date of the Merger) and certain other conditions are met, in which case such holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares, which may be offset by certain U.S. source capital losses recognized in the same taxable year, even though the Non-U.S. Holder is not considered a resident of the United States, provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns.

•

ConvergeOne is or has been a U.S. real property holding corporation for U.S. federal income tax purposes and the Non-U.S. Holder held, directly or indirectly, at any time during the five-year period ending on the date of the disposition (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exception.

Backup Withholding and Information Reporting. All payments to which a holder of Shares would be entitled pursuant to the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding, unless such holder (1) is a corporation or other exempt recipient, (2) provides its correct taxpayer identification number (“TIN”) and certain other information under penalties of perjury, or (3) provides an adequate basis for exemption. A U.S. Holder should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary and Paying Agent, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary and Paying Agent. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided that such holder furnishes certain required information to the IRS in a timely fashion. A Non-U.S. Holder should generally submit a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable, W-8IMY or W-8ECI (or other applicable IRS Form W-8), certifying, under penalties of perjury, to such holder’s foreign status in order to establish an exemption from backup withholding.

If a holder of Shares does not provide a correct TIN, such holder may be subject to penalties imposed by the IRS, in addition to the backup withholding. All holders of Shares are urged to should consult such holders’ own tax advisors as to such holders’ qualification for exemption from backup withholding and the procedure for obtaining the exemption.

FATCA. Pursuant to Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations promulgated thereunder (the provisions commonly known as “FATCA”), if a Non-U.S. Holder tenders Shares pursuant to the Offer or exchanges Shares pursuant to the Merger after December 31, 2018, the gross proceeds from such sale to “foreign financial institutions” and “non-financial foreign entities” (as specifically defined under the FATCA rules) may be subject to withholding at a rate of 30% unless specified conditions are met and such Non-U.S. Holder properly establishes its exemption from such withholding tax by providing a properly executed applicable IRS Form W-8 evidencing such exemption. Non-U.S. Holders should consult with their tax advisors regarding the possible implications of these rules on their tender of Shares pursuant to the Offer or their exchange of Shares pursuant to the Merger.

6. Price Range of Shares; Dividends.

The Shares trade on Nasdaq under the symbol “CVON”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on Nasdaq based on published financial sources. Based on ConvergeOne’s filings with the SEC, C1 Investment Corp. (“C1 Investment”) became a public company on February 22, 2018 when it merged with and into Forum Merger Corporation (“Forum”) pursuant to that certain Agreement and Plan or Merger, dated as of November 30, 2017 (the “Forum Merger Agreement”), by and among C1 Investment, Clearlake Capital Management III, L.P. and Forum, and the name of the surviving corporation was changed from C1 Investment to ConvergeOne Holdings, Inc.

	High	Low
Fiscal Year Ended December 31, 2018
First Quarter	$9.95	$7.95
Second Quarter	$9.86	$8.30
Third Quarter	$9.80	$8.34
Fourth Quarter (through November 20, 2018)	$12.50	$8.29

ConvergeOne has advised Parent that, as of November 5, 2018, there were (1) 77,905,500 Shares issued and outstanding, (2) 6,276,500 Shares subject to issuance pursuant to outstanding ConvergeOne Options to acquire Shares, including 1,237,500 Shares subject to issuance pursuant to a unit purchase option for 1,125,000 Units at an exercise price of $10.00 per Unit (including 112,500 Shares issuable pursuant to rights included in the Units) held by EarlyBird Capital, Inc. and its distributees, (3) 85,287 Shares estimated to be subject to outstanding rights under the ConvergeOne ESPP (based on total employee contributions to the ConvergeOne ESPP from July 1, 2018 through October 31, 2018 and assuming the closing price per Share as reported on Nasdaq on the purchase date for the current offering period was equal to the Offer Price (as defined below)) and (4) 1,917,310 Shares subject to issuance pursuant to ConvergeOne Warrants to acquire Shares at an exercise price of $11.50 per share, including 562,500 Shares subject to issuance under warrants included in the Units that may be purchased pursuant to the EarlyBird Option.

On November 5, 2018, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported Nasdaq was $9.43. The Offer Price represents a 35% premium to the 30-day volume-weighted average trading price per Share (“VWAP”) prior to October 25, 2018.

On November 20, 2018, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on Nasdaq was $12.47.

Under the Merger Agreement, ConvergeOne is not permitted to declare or pay any dividend in respect of the Shares without Parent’s prior written consent, other than with respect to a quarterly dividend of $0.02 per Share in respect of ConvergeOne’s third quarter earnings. See Section 11 — “The Transaction Agreements — The Merger Agreement — Conduct of Business.”

Stockholders are urged to obtain a current market quotation for Shares.

7. Certain Information Concerning ConvergeOne.

General. The following description of ConvergeOne and its business are taken from ConvergeOne’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (the “10-Q”) and the joint press release, dated November 6, 2018 (the “Press Release”), and is qualified in its entirety by reference to the 10-Q and the Press Release.

Founded in 1993, ConvergeOne is a leading IT services provider of collaboration and technology solutions for large and medium enterprises. ConvergeOne serves clients through its comprehensive engagement model which includes the full lifecycle of services from consultation through implementation, optimization, and ongoing support services. ConvergeOne provides innovative and sophisticated services, including professional and managed, cloud and maintenance services, and complex multi-vendor technology offerings to its clients. ConvergeOne’s core technology markets are (1) collaboration and (2) enterprise networking, data center, cloud, and security.

ConvergeOne has over 10,400 enterprise and mid-market customers that trust ConvergeOne with collaboration, enterprise networking, data center, cloud and security solutions to achieve business outcomes. Their investments in cloud infrastructure and managed services provide transformational opportunities for customers to achieve financial and operational benefits with leading technologies. ConvergeOne has partnerships with more than 300 global industry leaders, including Avaya, Cisco, IBM, Genesys and Microsoft to customize specific business outcomes. ConvergeOne delivers solutions with a full lifecycle approach including strategy, design and implementation with professional, managed and support services. ConvergeOne holds more than 6,000 technical certifications across hundreds of engineers throughout North America including three Customer Success Centers.

ConvergeOne is incorporated in the State of Delaware. Its principal executive office is located at 3344 Highway 149, Eagan, Minnesota 55121 and its telephone number is (888) 321- 6227.

Available Information. ConvergeOne is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning ConvergeOne’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of ConvergeOne’s securities, any material interests of such persons in transactions with ConvergeOne and other matters is required to be disclosed in proxy statements and periodic reports distributed to holders of Shares and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as ConvergeOne, who file electronically with the SEC. The address of that site is http://www.sec.gov. ConvergeOne also maintains an Internet website at http://www.convergeone.com. The information contained in, accessible from or connected to ConvergeOne’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of ConvergeOne’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning ConvergeOne contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Offeror or any of their respective affiliates or assigns, the Information Agent or the Depositary and Paying Agent assumes responsibility for the accuracy or completeness of the information concerning ConvergeOne contained in such documents and records or for any failure by ConvergeOne to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. ConvergeOne provided Parent with certain unaudited financial information concerning ConvergeOne. Such information, as well as certain additional unaudited projected financial information, is described under “Item 4. The Solicitation or Recommendation” in the Schedule 14D-9, which will be filed with the SEC and is being mailed to holders of Shares with this Offer to Purchase (the “Projections”). The holders of Shares are urged to, and should, carefully read the Schedule 14D-9.

Parent and Offeror have been informed by ConvergeOne that ConvergeOne does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

Parent and Offeror also have been informed by ConvergeOne that such unaudited projected financial information is included in the Schedule 14D-9 solely to give ConvergeOne stockholders access to certain financial projections that were made available to ConvergeOne’s Board, advisors and potential buyers, and is not included in the Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose.

Parent and Offeror further have been informed by ConvergeOne that the Projections were prepared by ConvergeOne’s management for internal use and were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Parent and Offeror further have been informed by ConvergeOne that neither ConvergeOne’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included in the Schedule 14D-9, or expressed any opinion or any other form of assurance on such information or its achievability.

Parent and Offeror further have been informed by ConvergeOne that the Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections in the Schedule 14D-9 should not be regarded as an indication that ConvergeOne or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. ConvergeOne has informed Parent and Offeror that the Projections reflect numerous estimates and assumptions made by ConvergeOne’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond ConvergeOne’s control. ConvergeOne also has informed Parent and Offeror that ConvergeOne’s management views the Projections as being subject to inherent risks and uncertainties associated with such projections.

Parent and Offeror further have been informed by ConvergeOne that the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding ConvergeOne in ConvergeOne’s public filings with the SEC. ConvergeOne has informed Parent and Offeror that the Projections do not take into account any circumstances or events occurring after the date they were prepared, including any potential changes resulting from the Offer or the Merger. Further, ConvergeOne has informed Parent and Offeror that the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections.

8. Certain Information Concerning Parent, Offeror and CVC VII.

General. Parent and Offeror are Delaware corporations. Each of Parent and Offeror was formed on November 2, 2018, in each case, solely for the purpose of completing the Offer and the Merger and each has conducted no business activities other than activities incidental to its formation or in connection with the transactions contemplated by the Merger Agreement. Until immediately prior to the time Offeror purchases Shares pursuant to the Offer, it is not anticipated that Parent or Offeror will have any significant assets or liabilities or engage in activities other than those incidental to their formation, capitalization and the transactions contemplated by the Offer and/or the Merger. Offeror is a direct wholly owned subsidiary of Parent. PVKG Investment Holdings is the sole stockholder of Parent. CVC VII (A), CVC Investment Europe VII and CVC VII Associates are the sole stockholders of PVKG Investment Holdings. The principal office address of each of Parent and Offeror is c/o CVC Advisors (U.S.) Inc., 712 Fifth Avenue, 43rd Floor, New York, New York 10019. The telephone number at the principal office is (212) 265-6222. The principal office address of CVC VII is c/o CVC Capital Partners VII Limited, 1 Waverley Place, Union Street St. Helier, Jersey, JE1 1SG, Channel Islands, and the telephone number at the principal executive office is +44 (0) 1534 850750.

The Rollover Stockholders have agreed to exchange the Rollover Shares, pursuant to the Rollover Agreement, for equity interests in PVKG Investment Holdings and have agreed not to tender the Rollover Shares pursuant to the Offer. As of November 5, 2018, the Rollover Shares represented approximately 3.2% of the outstanding Shares.

Concurrently with the execution of the Merger Agreement, the Significant Stockholders have entered into the Support Agreement, which requires the Significant Stockholders, subject to the terms of the Support Agreement discussed in Section 11—“The Transaction Agreements,” among other things, to tender all of the Shares (other than the Rollover Shares) owned by such Significant Stockholder as of the date of the Support Agreement or otherwise acquired prior to the termination of the Support Agreement, within ten business days after the commencement of the Offer. The Significant Stockholders collectively beneficially owned approximately 68% of the Shares (with such tender and support obligations subject to reduction to 39.99% upon an adverse recommendation change by the ConvergeOne Board) outstanding as of November 5, 2018, inclusive of the issuance of 2,574,137 Shares to certain stockholders (including Clearlake and certain of the other signatories) following ConvergeOne’s achievement of the “Earnings Target” for fiscal year 2020 as described in the ConvergeOne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 pursuant to the Forum Merger Agreement.

Pursuant to an Equity Commitment Letter dated November 6, 2018, (the “Equity Commitment Letter”), CVC VII committed an aggregate amount equal to $750 million, in cash as capital to Parent in connection with completion of the Offer and the Merger and to enable Parent and ConvergeOne, as the surviving company in the Merger, to pay fees, costs and expenses in connection with the Transactions, in each case subject to the applicable conditions set forth in the Merger Agreement and the Equity Commitment Letter.

The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of each of Parent, Offeror and CVC VII are set forth in Schedule I to this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase, during the past five years, none of Parent, Offeror, CVC VII or, to the knowledge of each of Parent, Offeror and CVC VII, any of the entities or persons listed in

Schedule I hereto (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Except as described elsewhere in this Offer to Purchase (including Schedule I hereto), (1) none of Parent, Offeror, CVC VII or, to the knowledge of each of Parent, Offeror and CVC VII, any of the entities or persons listed in Schedule I hereto or any associate or majority-owned subsidiary of any of the persons so listed beneficially owns or has a right to acquire, directly or indirectly, any Shares, and (2) none of Parent, Offeror, CVC VII or, to the knowledge of each of Parent, Offeror and CVC VII any of the persons or entities referred to in clause (1) above or any of their respective executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of ConvergeOne during the 60-day period preceding the date of this Offer to Purchase. As of the date hereof, Parent, Offeror and CVC VII do not beneficially own of record any Shares.

Except as described elsewhere in this Offer to Purchase (including Schedule I hereto), (1) none of Parent, Offeror, CVC VII or, to the knowledge of each of Parent, Offeror and CVC VII, any of the entities or persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ConvergeOne, including any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, and (2) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent, Offeror, CVC VII or any of its or their subsidiaries or, to the knowledge of Parent and Offeror, any of the persons listed in Schedule I hereto, on the one hand, and ConvergeOne or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Parent, Offeror, CVC VII, or any of their subsidiaries or, to the knowledge of each of Parent, Offeror and CVC VII, any of the entities or persons listed in Schedule I hereto, on the one hand, and ConvergeOne or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of ConvergeOne’s securities, an election of ConvergeOne’s directors or a sale or other transfer of a material amount of ConvergeOne’s assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Offeror filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning (800) SEC-0330. The SEC also maintains a website on the Internet at http://www.sec.gov that contains the Schedule TO and its exhibits and other information that the Offeror has filed electronically with the SEC. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

9. Source and Amount of Funds.

Offeror estimates that it will need approximately $1.9 billion to purchase all outstanding Shares pursuant to the Offer, to provide funding for the consideration to be paid for the Merger, to refinance certain existing indebtedness of ConvergeOne at the Merger Effective Time, to cash collateralize or backstop letters of credit issued for the account of ConvergeOne or any of its subsidiaries or their respective businesses that will remain outstanding at the Merger Effective Time and to pay certain fees and expenses related to the Transactions. Offeror has received a Debt Commitment Letter from certain lenders to provide Offeror with up to $1.6 billion of debt financing, including a $250 million senior secured ”asset based” revolving credit facility (the “ABL Facility”), up to $925 million senior secured first lien term loan facility (the “First Lien Term Facility”), a $75 million senior secured first lien delayed draw term loan facility (the “Delayed Draw Term Facility”, and together with the First Lien Term Facility, the “First Lien Facilities”) and up to $350 million senior secured second lien term loan facility (the “Second Lien Term Facility”, and together with the ABL Facility and the First Lien Facilities, the “Credit Facilities”). The Credit Facilities are collectively referred to herein as the “Debt Financing.” Subject to certain conditions, the Credit Facilities will be made available to Offeror to finance the Offer and the Merger, refinance certain of ConvergeOne’s existing indebtedness, pay related fees and expenses and to provide for funding of the surviving corporation. In addition, Parent has obtained an Equity Commitment Letter from CVC Capital Partners VII (A) L.P., CVC Capital Partners Investment Europe VII L.P. and CVC Capital Partners VII Associates L.P. (the “Equity Investors”) which provides for up to $750 million in aggregate of equity financing. Parent will contribute or otherwise advance to Offeror the proceeds of the equity commitments, which, together with proceeds of the Credit Facilities and ConvergeOne’s available cash following the Merger, will be sufficient to pay the Offer Price for all outstanding Shares tendered in the Offer, the Merger Consideration and all related fees and expenses. The equity and debt financing commitments are subject to certain conditions.

We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because: (1) we were organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (2) the consideration offered in the Offer consists solely of cash, (3) the Offer is being made for all outstanding Shares of ConvergeOne, (4) we have received equity financing and debt financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer and in connection with the Merger, (5) there is no financing condition to the completion of the Offer, and (6) if we consummate the Offer, we will acquire all remaining Shares in the Merger (other than Company Options, which shall be canceled) for cash at the same price per share as the Offer Price.

Debt Financing.

Offeror has received a Debt Commitment Letter, dated November 6, 2018 (as amended by a Joinder Agreement, dated November 20, 2018, the “Debt Commitment Letter” and including any executed commitment letter or similar agreement for alternate financing, collectively, the “Debt Financing Commitments”), from prospective arrangers and lenders (the “Lender Parties”) to provide, subject to the satisfaction (or waiver by the Lender Parties) in all material respects of the conditions set forth therein, to Offeror (which includes solely for purposes of this Section 9, the surviving corporation of the Merger), up to $1.6 billion in aggregate principal amount of Credit Facilities, comprised of the ABL Facility, the First Lien Facilities and the Second Lien Term Facility, for the purpose of financing the Offer and the Merger, refinancing certain of ConvergeOne’s existing indebtedness, to cash collateralize or backstop letters of credit issued for the account of ConvergeOne or any of its subsidiaries or their respective businesses that will remain outstanding on the Closing Date (to the extent such letters of credit are not deemed issued under the ABL Facility on the Closing Date), paying fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby, for providing ongoing working capital and for other general corporate purposes of Offeror and its Restricted Subsidiaries (as defined in the Debt Commitment Letter) and, solely in the case of the Delayed Draw Term Facility, to finance the one or more certain acquisitions not in connection with the Offer or the Merger.

In the event that either (1) the Merger Agreement is terminated in accordance with its terms without the consummation of the Merger having occurred, (2) the Merger is consummated with or without the funding of the Credit Facilities or (3) the End Date has occurred and five business days have passed, then upon the occurrence of the earliest of such events, the Debt Commitment Letter and the commitment of the Lender Parties thereunder to provide the Credit Facilities will automatically terminate, unless the Lender Parties, in their discretion, agree to an extension in writing. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document. The Offeror has agreed to use its commercially reasonable efforts to consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter. If such portion of the Debt Financing necessary to consummate the Transactions (including without limitation, to pay the Offer Price and the Merger Consideration and the fees and expenses of the Parent related to the Transactions) becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent and Offeror will use their commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Offer and the Merger and to pay all fees and expenses in connection with the Transactions on terms, taken as a whole, not materially less favorable to Parent and Offeror than those contained in the Debt Commitment Letter.

Although the Debt Financing described in this document is not subject to a due diligence or “market out” condition, such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is or becomes not available. There is no financing condition to the Offer.

Conditions Precedent to the Debt Commitments. The availability of the Credit Facilities is subject to, among other things:

•

execution and delivery by Parent, Offeror and ConvergeOne and certain of its subsidiaries of credit agreements and other related documentation with respect to the ABL Facility, the First Lien Term Facility, the Delayed Draw Term Facility and the Second Lien Term Facility (the “Credit Agreements”);

•	certain representations and warranties in the Merger Agreement and certain specified representations and warranties in the Credit Agreements being true and correct in all material respects;

•	confirmation that the Merger has been consummated or will be consummated substantially concurrently with the initial borrowing under one or more of the Credit Facilities;

•	confirmation that the Equity Financing has been consummated or will be consummated substantially concurrently with the initial borrowing under one or more of the Credit Facilities;

•	delivery of certain historical and pro forma financial information about ConvergeOne;

•

since the date of the Merger Agreement, there has not occurred and been continuing any event, occurrence, change, development, violation, inaccuracy, fact, circumstance or other matter that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on ConvergeOne; and

•	payment of fees and expenses required by the Debt Commitment Letter.

Credit Facilities. The Credit Facilities will be comprised of (1) the ABL Facility with a term of five years, (2) the First Lien Term Facility made in a single drawing on the Closing Date, (3) the Delayed Draw Term Facility with an availability period of six months and (4) the Second Lien Term Facility made in a single drawing on the Closing Date.

Wells Fargo Bank, National Association will act as lead arranger and bookrunner for the ABL Facility. Each of Deutsche Bank Securities Inc. (“DBSI”), UBS Securities LLC (“UBS Securities”), Citigroup Global Markets Inc. (together with certain of its affiliates, “Citi”), Macquarie Capital (USA) Inc. (“Macquarie Capital”) and SG Americas Securities, LLC (“SG”) will act as a lead arranger and bookrunner for the First Lien Facilities. Each of UBS, DBSI, Citi, Macquarie Capital and SG will act as a lead arranger and bookrunner for the Second Lien Term Facility.

ABL Facility.

Interest Rate. Loans under the ABL Facility are expected to bear interest, at Offeror’s option, at a rate equal to (1) the adjusted LIBOR plus the applicable margin or (2) ABR plus the applicable margin, in each case, which applicable margin may increase or decrease based upon excess availability.

Guarantors. All obligations of Offeror under the ABL Facility and, at the option of the Offeror, under hedging agreements and cash management arrangements, will be guaranteed by Parent and each of the existing and subsequently acquired, included by division, or organized direct or indirect wholly owned domestic restricted subsidiaries of Offeror (subject to customary exceptions).

Security. Subject to customary exceptions and other limitations set forth in the definitive documentation thereof, the obligations of Offeror and the guarantors under the ABL Facility and under designated hedging agreements and cash management arrangements entered into with a Lender Party or any of its affiliates or any other person (the “Hedging/Cash Management Arrangements”), will be secured, subject to permitted liens and other agreed upon exceptions, (1) on a first priority basis by a perfected security interest on accounts receivable, inventory, rights to any price protection payments, rebates, discounts, credits, factory holdbacks, incentive payments and other amounts due from a floorplan approved vendor, deposit accounts, securities accounts, commodities accounts, and cash and cash equivalents, general intangibles (other than intellectual property and equity interests), and related chattel paper, instruments, documents, commercial tort claims, letter of credit rights, supporting obligations and certain other assets related to the foregoing and certain other assets owned by Offeror or such guarantors (collectively, the “ABL Priority Collateral”) and (2) by a third priority security interest in substantially all assets of the Offeror and such guarantors other than the ABL Priority Collateral (the “Term Loan Collateral”).

Other Terms. The ABL Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The ABL Facility will also include customary events of default, including the occurrence of a “change of control” to be defined.

First Lien Facilities.

Interest Rate. Loans under the First Lien Facilities are expected to bear interest, at Offeror’s option, at a rate equal to (1) the adjusted LIBOR plus the applicable margin or (2) ABR plus the applicable margin, in each case, which applicable margin may increase or decrease based upon the first lien net leverage ratio of the Offeror.

Guarantors. All obligations of Offeror under the First Lien Facilities will be guaranteed by the same guarantors as under the ABL Facility.

Security. Subject to certain customary exceptions and other agreed limitations set forth in the definitive documentation thereof, the obligations of Offeror and the guarantors under the First Lien Facilities and under designated Hedging/Cash Management Arrangements, will be secured, subject to permitted liens and other agreed upon exceptions, by (1) a second priority security interest on all ABL Priority Collateral and (2) a first priority security interest on the Term Loan Collateral.

Other Terms. The First Lien Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The First Lien Facilities will also include customary events of defaults, including the occurrence of a “change of control” to be defined.

Second Lien Term Facility.

Interest Rate. Loans under the Second Lien Term Facility are expected to bear interest, at Offeror’s option, at a rate equal to (1) the adjusted LIBOR plus the applicable margin or (2) ABR plus the applicable margin.

Guarantors. All obligations of Offeror under the Second Lien Term Facility and, at the option of the Offeror, under any Hedging/Cash Management Arrangements will be unconditionally guarantee jointly and severally on a senior second lien secured basis by the guarantors of the First Lien Facilities.

Security. Subject to certain customary exceptions and other agreed limitations set forth in the definitive documentation thereof, the obligations of Offeror and the guarantors under the Second Lien Term Facility and under designated Hedging/Cash Management Arrangements, will be secured, subject to permitted liens and other agreed upon exceptions, by (1) a third priority security interest on the ABL Priority Collateral and (2) a second priority security interest on the Term Loan Collateral

Other Terms. The Second Lien Term Facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions. The Second Lien Term Facilities will also include customary events of defaults including a change of control to be defined.

This summary does not purport to be complete and is qualified in its entirety by the full text of the Debt Commitment Letter and the Joinder Agreement, copies of which are filed as Exhibit (b)(1) and Exhibit (b)(2), respectively, to the Schedule TO and which are incorporated herein by reference.

Equity Financing.

Parent has received an Equity Commitment Letter, dated November 6, 2018, from the Equity Investors pursuant to which the Equity Investors have committed, severally, and not jointly, subject to the conditions of the Equity Commitment Letter, equity financing (“Equity Financing” and together with the Debt Financing, the “Financing”) up to $750 million in aggregate in equity for the purpose of funding and only to the extent necessary, together with the receipt of the proceeds of the Debt Financing, (1) the payment for any and all Shares tendered pursuant to the Offer at the Acceptance Time (the “Offer Amount”) and (2) the payment due in connection with the Merger at the Effective Time (the “Merger Amount”). With respect to the Offer Amount and the Merger Amount, the conditions to each Equity Investor funding its respective obligation under the Equity Commitment Letter include: (1) the terms of the Equity Commitment Letter, (2) the written waiver by Parent or Offeror or satisfaction of all conditions precedent set forth in the Merger Agreement (including the Offer Condition) to Parent’s and Offeror’s obligations to effect the Closing, (3) the prior or substantially simultaneous receipt of the net cash proceeds of the Debt Financing (or any alternative financing) and (4) the substantially simultaneous Closing of the Merger on the terms and subject to the conditions of the Merger Agreement.

The Equity Investors’ funding obligations under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of: (1) the Closing, (2) the termination of the Merger Agreement in accordance with its terms and (3) the assertion by ConvergeOne or any of its affiliates, or any of their respective representatives acting on their behalf, in any legal proceeding of any claim against any Equity Investor, Parent, Offeror or certain other related parties relating to (A) the Equity Commitment Letter, (B) that certain Limited Guarantee, dated as of November 6, 2018, by the guarantors party thereto in favor of ConvergeOne (the “Limited Guarantee”), (C) the Merger Agreement or any of the transactions contemplated by the Merger Agreement or the Equity Commitment Letter (other than, in the case of this clause (C), any claim by ConvergeOne to the extent expressly permitted under the Limited Guarantee), in each case other than any legal proceeding to specifically enforce the provisions of the Equity Commitment Letter or any legal proceeding pursuant to Section 9.5(b) of the Merger Agreement. Upon termination of the Equity Commitment Letter, no Equity Investor will have any further obligations or liabilities thereunder. However, such termination will not relieve any Equity Investor of any liability or obligation it may have under the Limited Guarantee (except to the extent provided in the Limited Guarantee).

ConvergeOne is a third party beneficiary of the Equity Commitment Letter solely for the purpose in the event that ConvergeOne is awarded, in accordance with, and subject to, the terms and conditions of the Merger Agreement, specific performance of Parent’s right to cause the Equity Financing to be funded in accordance with the terms and conditions of the Equity Commitment Letter and the Merger Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with ConvergeOne.

Background of the Offer

The following chronology summarizes certain meetings and events among representatives of CVC Capital Partners and representatives of ConvergeOne that led to the signing of the Merger Agreement and the commencement of the Offer. The following chronology does not purport to catalogue every conversation among the respective representatives of CVC Capital Partners, ConvergeOne and Clearlake Capital Group. For a review of ConvergeOne’s and Clearlake Capital Group’s additional activities relating to these contacts, please refer to the Schedule 14D-9, which will be filed by ConvergeOne with the SEC and is being mailed to you with this Offer to Purchase.

On August 21, 2018, CVC Capital Partners received an invitation from members of ConvergeOne’s management to participate in a process exploring a potential sale transaction, which process would be conducted by William Blair & Company, L.L.C. (“William Blair”) and Raymond James & Associates, Inc. (“Raymond James”) on behalf of ConvergeOne. In connection with such process, ConvergeOne provided to CVC Capital Partners an initial draft of the Confidentiality Agreement (as defined below), the terms and conditions of which were subsequently negotiated among representatives of CVC Capital Partners and ConvergeOne. On August 31, 2018, ConvergeOne and CVC Advisors (U.S.) Inc. (“CVC Advisors”) executed the Confidentiality Agreement. The Confidentiality Agreement contains limitations regarding the use and disclosure of ConvergeOne’s confidential information and standstill restrictions.

On September 17, 2018, representatives of CVC Capital Partners and members of ConvergeOne’s management held an introductory dinner meeting and on September 18, 2018, representatives of CVC Capital Partners and members of ConvergeOne’s management held a meeting during which members of ConvergeOne’s management reviewed with the representatives of CVC Capital Partners certain financial, operational and other due diligence information relating to ConvergeOne.

On September 27, 2018, CVC Capital Partners received a process letter from William Blair and Raymond James inviting CVC Capital Partners to submit a proposal for the acquisition of ConvergeOne by October 22, 2018, which process letter indicated that a markup of an auction draft merger agreement (the “Auction Draft Merger Agreement”) to be provided should accompany such proposal and which process letter encouraged participants to enter into discussions regarding the Auction Draft Merger Agreement with Cooley LLP, outside legal counsel to ConvergeOne (“Cooley”), ahead of submitting such proposal. The following day, CVC Capital Partners received from ConvergeOne certain additional financial and operational due diligence information relating to ConvergeOne.

From October 2, 2018, to November 6, 2018, ConvergeOne provided access to legal, financial and operational due diligence information relating to ConvergeOne to CVC Capital Partners, including via access to a virtual dataroom. Also during such period, multiple due diligence sessions and other management meetings were held in person and by telephone among representatives of CVC Capital Partners and representatives ConvergeOne in furtherance of CVC Capital Partners’ due diligence review of ConvergeOne.

On or about October 17, 2018, representatives of CVC Capital Partners held meetings by telephone with representatives of ConvergeOne and separately with representatives of William Blair, during which meetings the representatives of CVC Capital Partners indicated that CVC Capital Partners would require additional time to provide a proposal and would submit its preliminary, non-binding indication of interest on October 24, 2018. On October 23, 2017, an auction draft of ConvergeOne’s disclosure letter (the “Auction Draft Disclosure Schedule”) related to the Auction Draft Merger Agreement was made available in the virtual data room.

On October 24, 2018, CVC Advisors submitted a preliminary, non-binding indication of interest (the “October 24 Indication of Interest”) proposing that a newly-formed entity controlled by Fund VII would acquire 100% of ConvergeOne for $12.00 per Share. The October 24 Indication of Interest included a proposed revised draft of the Auction Draft Merger Agreement (the “October 24 Revised Merger Agreement”), together with a preliminary Debt Commitment Letter and proposed drafts of the Equity Commitment Letter and Limited Guarantee. The October 24 Revised Merger Agreement revised certain provisions of the Auction Draft Merger Agreement, including, among other things, (i) reserving on structuring the potential transaction as a tender offer for all outstanding Shares followed by a second-step short-form merger (a “Two-Step Merger”) as set forth in the Auction Draft Merger Agreement, (ii) financing the Offer and Merger using both equity and debt financing, and (iii) provided for payment by Parent to ConvergeOne of a reverse termination fee of 5% of equity value under certain circumstances, back-stopped by a limited guarantee.

On October 25, 2018, CVC Capital Partners received a process letter from William Blair and Raymond James inviting CVC Capital Partners to submit a final proposal for the acquisition of ConvergeOne by November 2, 2018, which process letter indicated that a final markup of the merger agreement should accompany such proposal and which process letter encouraged participants to continue negotiating and finalizing the merger agreement with Cooley ahead of submitting such proposal.

From October 26, 2018 to November 6, 2018, representatives of Cooley and representatives of White & Case, with input and guidance from representatives of CVC Capital Partners, negotiated the terms and conditions, and exchanged drafts, of the Merger Agreement, the Debt Commitment Letter, the Equity Commitment Letter, the Limited Guaranty and the Support Agreement.

On November 2, 2018, CVC Advisors submitted a revised, non-binding indication of interest (the “November 2 Indication of Interest”) reiterating the prior proposal for a newly-formed entity controlled by Fund VII to acquire 100% of ConvergeOne for $12.00 per Share, and included a request for exclusivity through the evening of November 5, 2018. Later on November 2, 2018, a representative of William Blair contacted representatives of CVC Capital Partners and indicated that ConvergeOne would require an increase of the proposed purchase price to at least $12.75 per Share. Representatives of CVC Capital Partners then indicated, on behalf of Parent and Offeror, that it would be willing to increase its proposal to $12.50 per Share, but that such increase represented Parent’s and Offeror’s last and final proposal and that CVC Capital Partners would require that ConvergeOne enter into an exclusivity arrangement.

On November 2, 2018, a representative of William Blair indicated that ConvergeOne would grant the previously requested exclusivity at a proposal of $12.50 per Share through the evening of November 5, 2018.

On November 3, 2018, CVC Advisors and ConvergeOne executed the Exclusivity Agreement.

From November 3, 2018 to November 6, 2018, representatives of Cooley and representatives of White & Case, with input and guidance from representatives of CVC Capital Partners, continued to negotiate the terms and conditions, and exchanged drafts, of the Merger Agreement.

Also on November 3, 2018, at the request of representatives of CVC Capital Partners, representatives of White & Case contacted representatives of Cooley to seek ConvergeOne’s permission to contact members of ConvergeOne’s management to commence discussions on a preliminary and non-binding basis certain post-closing retention matters. Later that same day, representatives of Cooley conveyed ConvergeOne’s permission. No commitments were made by CVC Capital Partners or any members of ConvergeOne’s management with respect to post-closing retention matters during such discussions.

On November 5, 2018, members of ConvergeOne’s management and representatives of CVC Capital Partners discussed allowing certain members of ConvergeOne’s management to roll over certain Shares held by such members of management upon consummation of the Merger.

During the morning of November 6, 2018, representatives of Parent and Offeror, White & Case, ConvergeOne and Cooley finalized the Merger Agreement and the various other transaction agreements, including the Rollover Agreement, and each of the parties thereto executed and delivered such agreements, effective as of November 6, 2018.

Later that morning, CVC Capital Partners and ConvergeOne issued a joint press release announcing the execution of the Merger Agreement.

11. The Transaction Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent, Offeror and CVC VII.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual disclosures about Parent, Offeror, ConvergeOne or their respective affiliates. The Merger Agreement contains representations, warranties and covenants that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations, warranties and covenants are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by ConvergeOne to Parent in connection with the Merger Agreement. The representations, warranties and covenants in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Parent or ConvergeOne. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Offeror, ConvergeOne or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent and ConvergeOne publicly file.

The Offer. The Merger Agreement provides that, if the Merger Agreement has not been terminated in accordance with its terms, as promptly as practicable after the date of the Merger Agreement (and in any event no later than ten business days after the date of the Merger Agreement), Parent will cause Offeror to, and Offeror will, commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. The obligations of Offeror to, and of Parent to cause Offeror to, accept for payment, and pay for, any Shares validly tendered (and not properly withdrawn) pursuant to the Offer, are subject to the terms and conditions of the Merger Agreement, including the prior satisfaction of the Minimum Condition and the prior satisfaction or waiver of the other conditions of the Offer Conditions described in Section 15 — “Certain Conditions of the Offer” (the “Offer Conditions”). Each of Parent and Offeror expressly reserves the right to (1) increase the Offer Price, (2) waive or modify any of the Offer Conditions and (3) make any other changes in the terms and conditions of the Offer. However, unless otherwise provided by the Merger Agreement, Parent and Offeror have agreed that they will not (without the prior written consent of ConvergeOne): (1) decrease the Offer Price, (2) change the form of consideration payable in the Offer, (3) decrease the maximum number of Shares sought to be purchased in the Offer, (4) impose conditions or requirements to the Offer in addition to the Offer Conditions, (5) amend or modify any of the Offer Conditions in a manner that adversely affects, or could reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other Transactions, (6) change or waive the Minimum Condition, (7) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (8) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date), unless the Merger Agreement is terminated in accordance with its terms.

Unless otherwise agreed to in writing by Parent and ConvergeOne, the Offer is initially scheduled to expire at 12:00 midnight, Eastern time on December 19, 2018 (one minute after 11:59 p.m., Eastern time, on December 19, 2018) (the “Initial Expiration Date” and, such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”), which is the 20th business day after the date on which Offeror commences the Offer. Subject to Parent, Offeror and ConvergeOne’s respective termination rights under the terms of the Merger Agreement, if any Offer Condition is not satisfied as of the scheduled Expiration Date, and has not been waived, Offeror may, in its discretion and without the consent of ConvergeOne or any other person, extend the Offer on one or more occasions for an additional period of up to ten business days per extension (or any other duration agreed to by Parent and ConvergeOne), to permit the Offer Condition to be satisfied. Offeror will also extend the Offer from time to time for: (A) any period required by any legal requirement, any interpretation or position of the SEC, the SEC’s staff or Nasdaq applicable to the Offer and (B) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated. Additionally, if any Offer Condition is not satisfied as of the scheduled Expiration Date and has not been waived, at the request of ConvergeOne, Offeror will extend the Offer on one or more occasions for an additional period specified by ConvergeOne of up to ten business days per extension (or any other duration agreed to by Parent and ConvergeOne) to permit the Offer Condition to be satisfied. However, in each of the foregoing extensions, in no event will Offeror be required to extend the Offer beyond the Extension Deadline, nor will it be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of ConvergeOne. Offeror will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of ConvergeOne unless the Merger Agreement is terminated pursuant to its terms.

In the event that the Merger Agreement is terminated pursuant to its terms, Offeror will (and Parent will cause Offeror to) promptly (and, in any event, within 24 hours of such termination), irrevocably and unconditionally terminate the Offer and Offeror will not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Offeror, it will promptly return, and will cause any depository acting on behalf of Offeror to return, in accordance with applicable legal requirements, all tendered Shares to the registered holders thereof.

On the terms and subject to the conditions specified in the Merger Agreement, and subject to the satisfaction or, to the extent waivable by Parent or Offeror, waiver of the Offer Conditions, Offeror will, and Parent will cause Offeror to, irrevocably accept for payment at the Acceptance Time and pay for all Shares validly tendered (and not properly withdrawn) pursuant to the Offer as promptly as practicable after the Acceptance Time. However, with respect to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Offeror will be under no obligation to make any payment for such Shares unless and until such Shares are delivered in settlement or satisfaction of such guarantee. Parent will cause to be provided to Offeror all of the funds necessary to purchase any Shares that Offeror becomes obligated to purchase pursuant to the Offer, and will cause Offeror to perform, on a timely basis, all of Offeror’s obligations under the Merger Agreement.

Notwithstanding anything in the Merger Agreement to the contrary, if, between the date of the Merger Agreement and the Acceptance Time, the number of outstanding Shares is changed into a different number or class of Shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, the Offer Price will be appropriately and equitably adjusted, without duplication, to provide the holders of Shares with the same economic effect as contemplated by the Merger Agreement prior to such event. However, no such adjustment will be construed to permit ConvergeOne to take any action with respect to its securities that is prohibited by the terms of the Merger Agreement.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the DGCL, at the Effective Time, ConvergeOne and Parent will consummate the Merger and Offeror will be merged with and into ConvergeOne and the separate existence of Offeror will cease. ConvergeOne will continue as the Surviving Corporation.

The Merger will have the effects set forth in the Merger Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise agreed pursuant to the terms of the Merger Agreement, all of the property, rights, privileges, powers and franchises of ConvergeOne and Offeror will vest in the Surviving Corporation, and all debts, liabilities and duties of ConvergeOne and Offeror will become the debts, liabilities and duties of the Surviving Corporation.

Unless the Merger Agreement has been terminated in accordance with its terms, and unless otherwise mutually agreed in writing between ConvergeOne, Parent and Offeror, the consummation of the Merger (the “Closing”) will take place at 8:00 a.m., Eastern time, on the same date as the Acceptance Time, except if the Offer Condition relating to no restraints has not been satisfied or waived by such date, in which case the consummation of the Merger will take place no later than the first business day on which such condition is satisfied or waived. The date on which the Closing occurs is referred to as the “Closing Date”.

Subject to the provisions of the Merger Agreement, as soon as practicable on the Closing Date, ConvergeOne will file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, Section 251(h) of the DGCL. The Merger will become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

At the Effective Time, (1) the Surviving Corporation’s certificate of incorporation will be amended and restated as of the Effective Time to conform to the certificate of merger attached as Exhibit B to the Merger Agreement until thereafter amended as provided in the certificate of incorporation or by applicable legal requirement, (2) the Surviving Corporation’s bylaws will be amended and restated as of the Effective Time to conform to the bylaws attached as Exhibit C to the Merger Agreement until thereafter amended as provided in the bylaws or by applicable legal requirement and (3) the directors of Offeror immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of ConvergeOne immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case, to hold office in accordance with the Certificate of Incorporation or bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Effect of the Merger on Capital Stock. At the Merger Effective Time:

(i)

any Shares then held by ConvergeOne (or held in ConvergeOne’s treasury) will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange for such Shares;

(ii)

any Shares then held by Parent, Offeror or any other direct or indirect wholly owned subsidiary of Parent or ConvergeOne will automatically be canceled and retired and will cease to exist, and no consideration will be delivered in exchange for such Shares;

(iii)

except as provided in clauses “(i)” and “(ii)” above and subject to any adjustment in accordance with the terms of the Merger Agreement to reflect any reclassification of Shares or other similar transaction between the date of the Merger Agreement and the Effective Time, each Share outstanding immediately prior to the Effective Time (other than any Rollover Shares and dissenting shares) will be canceled and cease to exist and will be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”) and less any withholding of taxes required by applicable law; and

(iv)

each share of the common stock, $0.01 par value per share, of Offeror outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid, and non-assessable share of common stock of the Surviving Corporation.

Treatment of ConvergeOne Equity Awards. At the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Offeror or ConvergeOne,

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each ConvergeOne Option that is then outstanding and unexercised as of immediately before the Effective Time, whether vested or unvested, will be canceled, extinguished and terminated for no consideration or payment; and

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each ConvergeOne Warrant that is outstanding and unexercised as of immediately before the Effective Time will be canceled, and the holder thereof will then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (a) the number of Shares for which such ConvergeOne Warrant would have converted to had it been exercised and (b) the excess, if any, of the Merger Consideration over the exercise price per share of such ConvergeOne Warrant (and for the avoidance of doubt, any ConvergeOne Warrant that has an exercise price that is greater than or equal to the Merger Consideration shall be canceled at the Effective Time for no consideration or payment). Prior to the Effective Time, ConvergeOne shall deliver notice of the Transactions to the holders of ConvergeOne Warrants in accordance with the terms of the relevant Warrant Agreement and shall cause such Warrant Agreement to be terminated with no outstanding liability to or obligations of ConvergeOne and its subsidiaries, Parent or Offeror, other than as set forth in the Merger Agreement.

Loan Payoff. Prior to the Closing, ConvergeOne will satisfy all notification requirements under the terms of any indebtedness. ConvergeOne will obtain prior to the Closing payoff letters in form and substance reasonably satisfactory to Parent (the “Payoff Letters”) from the lenders or other applicable third persons (or an authorized agent on behalf thereof) with respect to any indebtedness outstanding as of immediately prior to the Effective Time and set forth on the Company Disclosure Schedule (and will deliver to Parent drafts of the Payoff Letters for its review at least two business days prior to the Closing Date), which Payoff Letters will (a) provide the dollar amount of all such indebtedness required to be paid in order to fully pay off such indebtedness as of the Closing and (b) provide for releases in customary forms concurrently with the repayment of obligations giving rise thereto of all encumbrances with respect to the capital stock, property and assets of ConvergeOne and its subsidiaries relating to such indebtedness (other than any obligation which, pursuant to the terms of the credit agreements, expressly survives termination), with the result that immediately following the Closing, there will be no further monetary obligations of ConvergeOne or any of its subsidiaries with respect to any such indebtedness outstanding immediately prior to the Closing. Parent and/or Offeror will pay or cause to be paid in full, on the Closing Date, such amount set forth in the Payoff Letters.

Representations and Warranties. In the Merger Agreement, ConvergeOne has made customary representations and warranties to Parent and Offeror, which are subject to specified exemptions and qualifications contained in the Merger Agreement and the confidential disclosure letter that ConvergeOne delivered to Parent and Offeror concurrently with the execution of the Merger Agreement (the “Company Disclosure Schedule”) and to certain disclosure in ConvergeOne’s SEC filings filed prior to the date of the Merger Agreement (including the exhibits and other information incorporated by reference therein) (the “Company SEC Documents”), including representations relating to, among other things:

•	corporate matters such as organization, standing, corporate power and authority and qualification;

•	capitalization of ConvergeOne and its subsidiaries, including the number of Shares issued and outstanding;

•	authority relative to the Merger Agreement, including approval by the ConvergeOne Board;

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absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws and the absence of notices required to be given to, or consents required to be obtained from, any person, in each case, arising out of the execution, delivery or performance by ConvergeOne of the Merger Agreement and the consummation by ConvergeOne of the transactions contemplated by the Merger Agreement;

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required governmental filings, consents and approvals in connection with the execution, delivery or performance of ConvergeOne of the Merger Agreement and the consummation by ConvergeOne of the transactions contemplated by the Merger Agreement;

•	SEC filings and ConvergeOne’s financial statements and internal controls and procedures;

•	absence of certain undisclosed liabilities;

•	absence of certain changes;

•	compliance with applicable laws;

•	employee benefits matters;

•	tax matters;

•	labor matters;

•	litigation matters and investigations by governmental authorities;

•	environmental matters;

•	intellectual property matters;

•	title to material tangible assets owned by ConvergeOne and its subsidiaries;

•	real property;

•	certain material contracts of ConvergeOne and its subsidiaries;

•	government contracts;

•	regulatory compliance;

•	compliance with anti-bribery, anti-money laundering and anti-corruption laws, rules and regulations;

•	customers and suppliers;

•	maintenance of certain insurance policies by ConvergeOne and its subsidiaries;

•	accuracy of information supplied for purposes of the offer documents;

•	receipt by ConvergeOne of an opinion from its financial advisor;

•	inapplicability of state takeover laws and regulations to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	following the Acceptance Time, assuming that satisfaction of the Minimum Condition, the absence of any vote required of the holders of Shares to authorize the Merger Agreement and the Merger; and

•	broker’s, finder’s, financial advisor’s and similar fees and commissions.

The representations and warranties in the Merger Agreement made by ConvergeOne are, in certain cases, modified by “knowledge”, “materiality” and “Material Adverse Effect” qualifiers. For purposes of the Merger Agreement, an event, occurrence, change, development, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on ConvergeOne and its subsidiaries, taken as a whole, if such event, occurrence, change, development, violation, inaccuracy, fact, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach of the representations, warranties, covenants or agreements of ConvergeOne set forth in the Merger Agreement) (1) individually or in the aggregate, would reasonably be expected to prevent or materially impair, the consummation of the Transactions by ConvergeOne or the ability of ConvergeOne to perform its obligations under the Merger Agreement or (2) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of ConvergeOne and its subsidiaries, taken as a whole. For the purposes of clause (2), none of the following will be deemed in and of themselves, either alone or in combination, to constitute a Material Adverse Effect, and none of the following will be taken into account in determining whether there is, or would reasonably likely to be a Material Adverse Effect on ConvergeOne and its subsidiaries:

(i)	any change in the market price or trading volume of ConvergeOne’s stock;

(ii)

any event, occurrence, change, development, violation, inaccuracy, fact, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty relating to non-contravention and required consents but subject to disclosures in the Company Disclosure Schedule);

(iii)

any event, occurrence, circumstance, change or effect in the industries in which ConvergeOne and its subsidiaries operate or in the economy generally or other general business, financial or market conditions;

(iv)	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

(v)	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event;

(vi)	the failure of ConvergeOne to meet internal or analysts’ expectations or projections or the results of operations of ConvergeOne;

(vii)

any adverse effect arising directly from or otherwise directly relating to any action taken by ConvergeOne at the written direction of Parent or any action specifically required to be taken by ConvergeOne pursuant to the terms of the Merger Agreement, or the failure of ConvergeOne to take any action that it is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to the terms of the Merger Agreement;

(viii)	any event, occurrence, circumstance, change or effect resulting or arising from Parent’s or Offeror’s breach of the Merger Agreement; and

(ix)

any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with, any legal requirement or GAAP (or interpretations of any legal requirement or GAAP);

except, (1) the exceptions in the foregoing clauses (i) and (vi) will not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any other exception provided above) is or would reasonably be likely to be a Material Adverse Effect and (2) in the case of clauses (iii), (iv), (v) or (ix), if the event, occurrence, change, development, violation, inaccuracy, fact, circumstance or other matter disproportionately adversely affects ConvergeOne and its subsidiaries relative to other participants in the industries in which ConvergeOne and its subsidiaries operate or the economy generally.

Additionally, the Merger Agreement provides that ConvergeOne has represented that the ConvergeOne Board (at a meeting duly called and held), acting upon the unanimous recommendation of the ConvergeOne Special Transaction Committee, unanimously (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair, advisable to, and in the best interest of, ConvergeOne and the holders of Shares, (2) approved and deemed advisable the execution, delivery and performance by ConvergeOne of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, in accordance with the DGCL, (3) agreed that the Merger Agreement will be subject to Section 251(h) of the DGCL and (4) recommended that holders of Shares tender their Shares to Parent pursuant to the Offer (including such recommendation of the ConvergeOne Special Transaction Committee, the “ConvergeOne Board Recommendation”).

In the Merger Agreement, Parent and Offeror have also made customary representations and warranties to ConvergeOne that are subject to specified exemptions and qualifications contained in the Merger Agreement and the confidential disclosure letter that Parent and Offeror delivered to ConvergeOne concurrently with the execution of the Merger Agreement. Parent’s and Offeror’s representations and warranties are, in certain cases, modified by “knowledge”, “materiality” and “Parent Material Adverse Effect” qualifiers. For the purposes of the Merger Agreement, “Parent Material Adverse Effect” means any effect that would individually or in the aggregate, prevent, materially impede, materially delay or materially impair the ability of Parent or Offeror to consummate the Transactions.

Parent’s and Offeror’s representations and warranties, include representations relating to, among other things:

•	corporate matters such as organization, standing, corporate power and authority and qualification;

•	authority relative to the Merger Agreement;

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absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws and the absence of notices required to be given to, or consents required to be obtained from, any person, in each case, arising out of the execution, delivery and performance by Parent and Offeror of the Merger Agreement and the consummation by Parent and Offeror of the transactions contemplated by the Merger Agreement;

•	the availability of the financing commitments;

•	ownership of Shares;

•	broker’s, finder’s, financial advisor’s or other similar fees or commissions;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9; and

•	the reasons for Offeror’s formation, the nature of Offeror’s operations and Parent’s beneficial ownership of all of the shares of Offeror.

None of the representations and warranties contained in the Merger Agreement will survive beyond the Merger Effective Time.

Conduct of Business. The Merger Agreement contains certain covenants restricting the conduct of business by ConvergeOne and its subsidiaries from the date of the Merger Agreement until the Acceptance Time or the earlier termination of the Merger Agreement in accordance with its terms. In general, ConvergeOne has agreed that, except (1) as required or otherwise expressly contemplated under the Merger Agreement or as required by applicable legal requirements or ConvergeOne labor agreements, (2) with the written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned (unless ConvergeOne reasonably believes after consultation with outside antitrust counsel that obtaining such consent would violate any law, including antitrust law) or (3) as set forth on the Company Disclosure Schedule, ConvergeOne will:

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ensure that each of ConvergeOne and its subsidiaries conducts in all material respects its business and operations in the ordinary course and in compliance with all applicable legal requirements or ConvergeOne labor agreements; and

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use commercially reasonable efforts, consistent with past practices and policies to (1) preserve intact the business and operations of ConvergeOne and its subsidiaries; (2) keep available all of the services of its directors, officers and material employees of ConvergeOne and its subsidiaries and (3) preserve the current relationships of ConvergeOne and its subsidiaries with material customers, suppliers, distributors, licensors, licensees and others with which they have significant business dealings.

ConvergeOne will promptly notify Parent of (1) any knowledge of the receipt of any notice from any person alleging that the Consent of such person is or may be required in connection with any of the Transactions and (2) any legal proceeding commenced, or, to its knowledge threatened in writing, relating to or involving any of ConvergeOne or its subsidiaries that relates to the consummation of the Transactions.

ConvergeOne has also agreed that from the date of the Merger Agreement until the Acceptance Time or the earlier termination of the Merger Agreement in accordance with its terms, except (1) as required or otherwise expressly contemplated under the Merger Agreement or as required by applicable legal requirements or ConvergeOne labor agreements, (2) with the written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned (unless ConvergeOne reasonably believes after consultation with outside antitrust counsel that obtaining such consent would violate any law, including antitrust law) or (3) as set forth on the Company Disclosure Schedule, ConvergeOne and its subsidiaries will not without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), among other actions:

•	amend, waive or otherwise change its Certificate of Incorporation or bylaws or other charter or organizational documents;

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authorize for issuance, issue, grant, sell, encumber (other than pursuant to the existing credit facilities in the ordinary course of business), dispose of, transfer or propose, agree or commit to authorize for issuance, issue, grant, sell, encumber, dispose of or transfer any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities, except (1) with respect to the granting or the issuance of shares upon the exercise of ConvergeOne Options to ConvergeOne’s or its subsidiaries’ employees and other service providers consistent with past practice granted prior to the date of the Merger Agreement in accordance with the terms thereof or (2) as the result of the exercise or conversion of any instrument convertible into or exchangeable for any capital stock, equity interest or other security of ConvergeOne and its subsidiaries outstanding as of the date of the Merger Agreement;

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split, combine, recapitalize or reclassify any of its shares or other equity interests or issue or authorize the issuance of any other securities in respect thereof or declare, set aside, set a record date for or pay any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire, or modify or amend the terms of, any of its securities;

•	except as required by applicable legal requirements or ConvergeOne labor agreements, (1) increase the compensation payable or to become payable to any of its employees or consultants, other than increases in the ordinary course of business consistent with past practice to any such individuals who are not directors or officers of any of ConvergeOne or its subsidiaries that do not exceed 5% individually or 3% in the aggregate, (2) amend or adopt any bonus, pension, severance, retention, insurance or other benefit payment or arrangement, (3) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation, (4) grant any new awards under any Employee Plan, (5) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization to Parent, (6) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan that is required by applicable legal requirement to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable legal requirement or (7) hire or engage any new employee or consultant if such new employee or consultant will receive annual base compensation in excess of $400,000;

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(1) incur, create, modify, assume, endorse or otherwise become liable for any Indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise), other than (A) any such Indebtedness in an aggregate principal amount not to exceed $2,000,000 (other than Indebtedness under the ConvergeOne revolving credit agreement in the ordinary course of business) or (B) as incurred between ConvergeOne and any of its wholly owned subsidiaries or between any of such wholly owned subsidiaries or guarantees by ConvergeOne of Indebtedness of any wholly owned subsidiary of ConvergeOne, (2) cancel any material Indebtedness owed by any of ConvergeOne or its subsidiaries, (3) repay, redeem, repurchase, repay, defease or cancel any Indebtedness for borrowed money, except as required by the terms thereof or in an amount not in excess of $2,000,000 in the aggregate under the ConvergeOne revolving credit agreement in the ordinary course of business, (4) issue or sell any bonds, debentures, notes, warrants or other rights to acquire any debt securities of any of ConvergeOne or its subsidiaries, or any similar instruments, (5) enter into any “keep well” or other agreement to maintain any financial condition of another person, (6) make any loans, advances or capital contributions to, or investments in, any other person or (7) enter into any arrangement having the economic effect of any of the foregoing;

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(1) transfer, license, sublicense to any person or otherwise covenant not to assert, grant, extend, materially amend or modify, permit to lapse, abandon or fail to preserve any Company Registered IP, Company IP License or other Company IP of ConvergeOne that is material to the business of ConvergeOne or its subsidiaries (excluding non-exclusive licenses of Company IP granted to ConvergeOne’s or its subsidiaries’ customers in the ordinary course of business consistent with past practice) or (2) disclose to any person who has not entered into a reasonably protective confidentiality agreement any Trade Secrets (including any source code for any Proprietary Software);

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merge or consolidate with or acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets, or otherwise) any other person, any equity interest therein or a portion of the assets thereof, except for the acquisition of supplies and other inventory in the ordinary course of business consistent with past practice;

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(1) amend, change, cancel, terminate, renew or extend, or request or agree to any amendment to or change in or cancellation, termination, renewal or extension of, certain material contracts to which ConvergeOne or its subsidiaries is a party or by which ConvergeOne or its subsidiaries or any of its or their properties or assets are bound or affected (each a “Material Contract”) or certain contracts to which ConvergeOne or its subsidiaries is a party pursuant to which ConvergeOne or its subsidiary leases or subleases leased real property from another person (a “Company Lease”), (2) waive, release or assign, in any respect, any rights under any Material Contract or Company Lease or (3) enter into any new contract that would be a Material Contract or Company Lease if it had existed as of the date of the Merger Agreement;

•	fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

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terminate, cancel or otherwise fail to keep in force any insurance policies or replacement or revised policies maintained by any of ConvergeOne or its subsidiaries providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect without replacing such coverage with a comparable amount of insurance coverage to the extent available on commercially reasonable terms;

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revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, or make any change in accounting methods, principles or practices or change its fiscal year, except to the extent required to comply with any change in GAAP and after consulting with ConvergeOne’s and its subsidiaries’ outside auditors;

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make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax returns or file any claims for material tax refunds, enter into any material closing agreement, settle any material tax claim, audit or assessment or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	make, authorize, enter into any commitment for or incur any new capital expenditure(s) in an amount in excess of $5,000,000 in the aggregate;

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commence any legal proceeding (other than to enforce its rights under the Merger Agreement and in connection with the Transactions) or, waive, release, assign, pay, discharge, satisfy, settle or compromise, any pending or threatened legal proceeding or any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise) arising from such legal proceeding, or consent to the entry of any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any governmental body, other than any waiver, release, assignment, payment, discharge, satisfaction, settlement or compromise in the ordinary course of business consistent with past practice that involves only the payment of monetary damages in an amount not in excess of $2,000,000 in the aggregate or such greater amount reserved therefor or reflected in the Company SEC Documents filed with the SEC prior to the date of the Merger Agreement;

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sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (other than (1) securitizations in the ordinary course of business and consistent with past practice or (2) pursuant to the ConvergeOne existing credit facilities in the ordinary course of business), or authorize the sale, lease, license, transfer, exchange, swap, mortgage, pledge or encumbrance of (other than (1) securitizations in the ordinary course of business and consistent with past practice or (2) pursuant to the ConvergeOne existing credit facilities in the ordinary course of business), or otherwise dispose of, any properties, assets (tangible or intangible) or rights in any single transaction or series of related transactions, except for the sale of inventory and the provision of services in the ordinary course of business consistent with past practice;

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other than as expressly required by the Merger Agreement, enter into any agreement, understanding or arrangement with respect to the voting of equity securities of ConvergeOne or any of its subsidiaries;

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take any action that would reasonably be expected to prevent, materially delay or impair, or omit to take any action where such omission would reasonably be expected to prevent, materially delay or impair, the obtaining of any governmental authorizations of any governmental body to be obtained in connection with the Merger Agreement;

•	enter into any new line of business outside of its existing business as of the date of the Merger Agreement;

•	enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with ConvergeOne or any of its former, current or future officers, directors, partners,

stockholders, optionholders, managers, members or affiliates or any other persons (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

•	authorize, resolve or enter into any agreement or agree to do any of the foregoing actions.

Acquisition Proposals. Except as permitted by the Merger Agreement, ConvergeOne and its subsidiaries will, will cause their affiliates to, and will direct their representatives to, cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal (as defined below) and ConvergeOne and its subsidiaries will not, will cause their affiliates not to, and will direct their representatives not to:

•	continue any solicitation, knowing encouragement, knowing facilitation, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal; and

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directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (3) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or requiring ConvergeOne and its subsidiaries (or that would require ConvergeOne and its subsidiaries) to abandon, terminate or fail to consummate the Offer, the Merger or the other Transactions.

ConvergeOne agreed to, as soon as reasonably practicable after the date of the Merger Agreement, (1) deliver a written notice to each person (other than Parent, Offeror and their respective representatives) that entered into a confidentiality agreement in connection with its consideration of any Acquisition Proposal, (A) informing such person that ConvergeOne is ending all discussions and negotiations with such person with respect to any Acquisition Proposal, effective as of the date thereof and (B) requesting such person to return or destroy in accordance with the terms of such confidentiality agreement all confidential information furnished prior to the execution of the Merger Agreement to or for the benefit of such person by or on behalf of ConvergeOne and its subsidiaries and (2) terminate all access granted to any such person (other than Parent, Offeror and their respective representatives) to any physical or electronic data room. None of ConvergeOne or its subsidiaries will modify, amend or terminate, or waive, release or assign any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which it is a party relating to any such Acquisition Proposal or any inquiry, offer or proposal in connection therewith and will enforce, to the fullest extent permitted under applicable legal requirements, the provisions of any such agreement. However, ConvergeOne and its subsidiaries will be permitted to waive any standstill agreement (or similar agreement) in order to permit a person to make an Acquisition Proposal to the ConvergeOne Board in a confidential manner, if and only if the ConvergeOne Board determines, upon the recommendation of the ConvergeOne Special Transaction Committee, in good faith (after consultation with its outside legal counsel) that the failure to so waive would be inconsistent with the directors’ fiduciary duties to its holders of Shares under applicable legal requirement.

In addition, if at any time on or after the date of the Merger Agreement and prior to the Acceptance Time, ConvergeOne, one of its subsidiaries, or any of their respective representatives receives an unsolicited written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from a breach of the terms of the Merger Agreement, ConvergeOne and its representatives may take the following actions:

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contact such person or group of persons to clarify the terms and conditions of the Acquisition Proposal and inform such person or group of persons of the non-solicitation terms of the Merger Agreement; and

•

if the ConvergeOne Board, upon the recommendation of the ConvergeOne Special Transaction Committee, determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below) and the ConvergeOne Board, upon the recommendation of the ConvergeOne Special Transaction Committee, determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the holders of Shares under applicable legal requirement, then ConvergeOne and its representatives may:

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furnish, pursuant to (but only pursuant to) a customary confidentiality agreement that (1) contains provisions (other than standstill provisions) that are no less favorable in the aggregate to ConvergeOne than those contained in the Confidentiality Agreement and (2) does not prohibit ConvergeOne or its subsidiaries from providing any information to Parent in accordance with the non-solicitation provision of the Merger Agreement, or otherwise prohibit ConvergeOne or any of its subsidiaries from complying with their respective obligations under the Merger Agreement, information (including non-public information) with respect to ConvergeOne and its subsidiaries to the person or group of persons who has made such Acquisition Proposal. ConvergeOne must also concurrently provide to Parent any non-public information concerning ConvergeOne or its subsidiaries that is provided to any person given such access which was not previously provided to Parent or its representatives; and

•	engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

ConvergeOne has also agreed under the Merger Agreement that it will (1) promptly (and in any event within 24 hours) notify Parent of any Acquisition Proposal or any inquiries, proposals or offers with respect to an Acquisition Proposal, received by ConvergeOne or its subsidiaries or any of their respective representatives, (2) identify the person making such Acquisition Proposal, or inquiry, proposal or offer, and provide to Parent a summary of the material terms and conditions of such Acquisition Proposal or such inquiry, proposal or offer (including copies of any written materials related thereto and any subsequent amendments or modifications thereto), (3) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a reasonably prompt basis and (4) promptly upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

For the purposes of the Merger Agreement, an “Acquisition Proposal” means any bona fide proposal or offer from any person (other than Parent and its affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transactions or series of related transactions, any direct or indirect:

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acquisition, sale or license of assets or properties of ConvergeOne or its subsidiaries equal to 15% or more of ConvergeOne’s consolidated assets or to which 15% or more of the ConvergeOne’s revenues or earnings are attributable (other than non-exclusive out-bound licenses in the ordinary course of business), in each case, including through the acquisition of securities or assets of one or more of ConvergeOne or its subsidiaries;

•	issuance, acquisition or other disposition of 15% or more of the outstanding Shares or voting power of ConvergeOne;

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recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the outstanding Shares or other voting securities of ConvergeOne;

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merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving ConvergeOne or any of its subsidiaries that would constitute a “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of ConvergeOne that if consummated would result in any person or group beneficially owning 15% or more of the outstanding Shares or voting power of ConvergeOne, in each case other than the Transactions; or

•	any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, net revenues, net income or Shares or voting power of ConvergeOne involved is 15% or more.

For the purposes of the Merger Agreement, a “Specified Agreement” means a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer.

For the purposes of the Merger Agreement, a “Superior Offer” means a bona fide written Acquisition Proposal made by a third-party after the date of the Merger Agreement that

•	did not result from, and is not otherwise attributable to, a breach of the Merger Agreement; and

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the ConvergeOne Board determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, timing and financing aspects (including certainty of closing) of the proposal and the person making the proposal and all other aspects of the Acquisition Proposal, and if consummated, would result in a transaction more favorable to the holders of Shares (solely in their capacity as such) from both a financial point of view and taking into account all legal, regulatory and financing aspects (including certainty of closing) than the transaction contemplated by the Merger Agreement;

provided, however, that for purposes of the definition of “Superior Offer,” the references to “15%” in the definition of Acquisition Proposal will be deemed to be references to “50%.”

ConvergeOne Board of Directors Recommendation. ConvergeOne has represented that the ConvergeOne Board will not, and any committee thereof will not, from the date of the Merger Agreement until the Acceptance Time or the earlier termination of the Merger Agreement in accordance with its terms:

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(A) withdraw (or modify in a manner adverse to Parent or Offeror), or publicly propose to withdraw (or modify in a manner adverse to Parent or Offeror), the ConvergeOne Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal;

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approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow ConvergeOne to execute or enter into any contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, ConvergeOne to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than a confidentiality agreement described in the section entitled “Acquisition Proposals” above); or

•	resolve or agree to take any of the foregoing actions (any such action described in the points above, a “ConvergeOne Adverse Recommendation Change”).

Notwithstanding anything to the contrary set forth in the preceding paragraph, at any time prior to the Acceptance Time, if ConvergeOne has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of the Merger Agreement) from any person that has not been withdrawn and after consultation with financial advisors and outside legal counsel and the ConvergeOne Board determines, upon the recommendation of the ConvergeOne Special Transaction Committee, in good faith, that such Acquisition Proposal is a Superior Offer and continues to be a Superior Offer, the ConvergeOne Board may (x) make a ConvergeOne Adverse Recommendation Change or (y) terminate the Merger Agreement in accordance with its terms to enter into a Specified Agreement with respect to such Superior Offer, if and only if:

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the ConvergeOne Board determines in good faith, upon the recommendation of the ConvergeOne Special Transaction Committee, after consultation with the ConvergeOne’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the ConvergeOne Board to the holders of Shares under applicable legal requirements;

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ConvergeOne has given Parent prior written notice of its intention to consider making a ConvergeOne Adverse Recommendation Change or terminate the Merger Agreement pursuant to its terms at least three business days prior to making any such ConvergeOne Adverse Recommendation Change or termination (a “Determination Notice”) (which notice will not constitute a ConvergeOne Adverse Recommendation Change);

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(1) ConvergeOne has provided Parent a summary of the material terms and conditions of the Acquisition Proposal (including copies of any written materials related thereto) in accordance with the terms of the Merger Agreement, (2) ConvergeOne has given Parent the three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and has made its representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with financial advisors and outside legal counsel, the ConvergeOne Board determined, in good faith, upon the recommendation of the ConvergeOne Special Transaction Committee, that such Acquisition Proposal is a Superior Offer and that the failure to make the ConvergeOne Adverse Recommendation Change or terminate the Merger Agreement pursuant to its terms would continue to be inconsistent with the fiduciary duties of the ConvergeOne Board to the holders of Shares under applicable legal requirements; and

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in connection with a termination of the Merger Agreement pursuant to its terms, ConvergeOne pays or causes to be paid to Parent the Termination Fee payable to pursuant to the terms of the Merger Agreement, prior to or concurrently with such termination. For the avoidance of doubt, the aforementioned provisions will also apply to any material amendment to any financial terms or other material terms of such Acquisition Proposal and require a new Determination Notice, except that the references to three business days will be deemed to be two business days.

Change in Circumstance. At any time prior to the Acceptance Time, other than in connection with an Acquisition Proposal, the ConvergeOne Board may make a ConvergeOne Adverse Recommendation Change in response to a Change in Circumstance, if and only if

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the ConvergeOne Board determines in good faith, upon the recommendation of the ConvergeOne Special Transaction Committee, after consultation with ConvergeOne’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the ConvergeOne Board to the holders of Shares under applicable legal requirements;

•	ConvergeOne has given Parent a Determination Notice at least three business days prior to making any such ConvergeOne Adverse Recommendation Change; and

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(1) ConvergeOne has specified the Change in Circumstance in reasonable detail, (2) ConvergeOne has given Parent the three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made its representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) with respect to such proposed revisions or other proposal, if any and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the ConvergeOne Board determines, in good faith, upon the recommendation of the ConvergeOne Special Transaction Committee, that the failure to make the ConvergeOne Adverse Recommendation Change in response to such Change in Circumstance would continue to be inconsistent with the fiduciary duties of the ConvergeOne Board to the holders of Shares under applicable legal requirements.

The above provisions will also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to three business days will be deemed to be two business days.

For the purposes of the Merger Agreement, a “Change in Circumstance” means any material event or development or material change in circumstances that (1) was neither known to the ConvergeOne Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (2) does not relate to any Acquisition Proposal; however, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there is, a Change in Circumstance:

•	any change in the market price or trading volume of ConvergeOne’s stock;

•	any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency;

•	the failure or success of ConvergeOne to meet internal or analysts’ expectations or projections or the results of operations of ConvergeOne; and

•	developments with respect to current or potential products and/or services that are in ConvergeOne’s and its subsidiaries’ existing pipeline and/or business plans.

Tender Offer Rules. Nothing contained in the Merger Agreement will prohibit ConvergeOne from (1) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (2) making any disclosure to the holders of Shares that is required by applicable legal requirements or (3) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act. However, ConvergeOne will not effect, or disclose pursuant to such rules or legal requirements or otherwise take a position which constitutes, a ConvergeOne Adverse Recommendation Change unless specifically permitted pursuant to the terms of the Merger Agreement.

Security Clearances. From the date of the Merger Agreement until the earlier of the Acceptance Time or the termination of the Merger Agreement in accordance with its terms, ConvergeOne will (1) ensure that each of the Defense Security Service of the United States Department of Defense and any other governmental body responsible for the maintenance of ConvergeOne’s and its subsidiaries’ facility security clearances, if any, will not terminate, suspend, revoke or in any way materially change either the government contracts with ConvergeOne or its subsidiaries or such parties’ facility security clearance with respect to such government contracts as a result of the Merger Agreement or the Transactions and (2) continue to take any and all requisite steps to and otherwise cause each of its subsidiaries to obtain or retain the requisite facility and personnel security clearances to own and operate ConvergeOne and its subsidiaries (and any successor thereto) and their respective businesses as currently conducted and as currently contemplated to be conducted without delay or interruption.

Merger without a Stockholders’ Meeting. The parties to the Merger Agreement have agreed that as promptly as practicable following the consummation of the Offer, the parties will take all necessary and appropriate actions to cause the Merger to become effective without a meeting of the holders of Shares, in accordance with Section 251(h) of the DGCL.

Access and Investigation. From the date of the Merger Agreement until the earlier of the Acceptance Time or the termination of the Merger Agreement in accordance with its terms, upon reasonable advance notice to ConvergeOne, ConvergeOne and its subsidiaries will, and will cause their respective representatives to: (1) provide Parent and Parent’s representatives with reasonable access during normal business hours of ConvergeOne to ConvergeOne’s representatives, personnel, and assets and to all existing books, records, tax Returns, work papers and other documents and information relating to ConvergeOne and its subsidiaries and (2) promptly provide Parent and Parent’s representatives with all reasonably requested information regarding the business of ConvergeOne and its subsidiaries, including copies of the existing books, records, tax returns, work papers and other documents and information relating to ConvergeOne and its subsidiaries, and with such additional financial, operating and other data and information regarding ConvergeOne and its subsidiaries, as Parent may reasonably request. However, any such access will be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of ConvergeOne or its subsidiaries and in such a manner as not to unreasonably interfere with the normal operation of the business of ConvergeOne or its subsidiaries or create material risk of damage or destruction to any material assets or property. Any investigation will be subject to ConvergeOne’s and its subsidiaries’ reasonable security measures and insurance requirements and will not include invasive testing. ConvergeOne and its subsidiaries will not be required to disclose any information if, on advice of outside legal counsel, such disclosure would (1) jeopardize any attorney-client or other legal privilege (so long as ConvergeOne and its subsidiaries have reasonably cooperated with Parent and otherwise used reasonable best efforts to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto) or (2) contravene any applicable legal requirement or binding agreement entered into prior to the date of the Merger Agreement (including any confidentiality agreement to which ConvergeOne, its subsidiaries or any of their respective affiliates is a party) (so long as ConvergeOne and its subsidiaries have reasonably cooperated with Parent and otherwise used reasonable best efforts to develop an alternative to permit such inspection of or to disclose such information on a basis that does not contravene such legal requirement or binding agreement). Any information will be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent ConvergeOne and its subsidiaries determine, on the advice of outside legal counsel, that doing so may be reasonably required for the purpose of complying with applicable antitrust laws. With respect to the information disclosed pursuant to the terms of the Merger Agreement, Parent will comply with, and will instruct Parent’s representatives to comply with, all of its obligations under the Confidentiality Agreement (as defined below). All requests for information made pursuant to the Merger Agreement will be directed to the executive officer or other person designated by ConvergeOne. No access, review or investigation pursuant to the Merger Agreement will affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties thereunder.

Filings, Consents and Approvals. Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under the HSR Act, under other applicable antitrust laws or pursuant to 31 C.F.R. Part 801 to consummate and make effective the Transactions as promptly as practicable.

In addition, each of the parties to the Merger Agreement has agreed to promptly take and cause their respective subsidiaries to take, all actions and steps requested or required by any governmental body as a condition to granting any consent, permit, authorization, waiver, clearance or approval, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, of the FTC, the United States Department of Justice, or other governmental bodies of any other jurisdiction for which consent, permit, authorization, waiver, clearance, approval and expiration or termination of the waiting period is sought with respect to the Transactions, so as to obtain such consent, permit, authorization, waiver, clearance, approval or termination of the waiting period under the HSR Act, such other antitrust laws or pursuant to 31 C.F.R. Part 801, and to avoid the commencement of a lawsuit by the FTC, the United States Department of Justice or other governmental bodies under such other antitrust laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or delaying the Acceptance Time beyond the Expiration Date, including (1) negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of ConvergeOne, Parent or any of their respective subsidiaries, (2) terminating existing relationships, contractual rights or obligations of ConvergeOne, Parent or any of their respective subsidiaries, (3) terminating any venture or other arrangement, (4) creating any relationship, contractual rights or obligations of ConvergeOne, Parent or any of their respective subsidiaries, (5) effectuating any other change or restructuring of ConvergeOne, Parent or any of their respective subsidiaries and (6) otherwise taking or committing to take any actions with respect to the businesses, product lines or assets of ConvergeOne, Parent or any of their respective subsidiaries; provided, that ConvergeOne, Parent, Offeror and their respective subsidiaries will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on such applicable persons only in the event the Closing occurs. The Parties will defend through litigation on the merits any claim asserted in court by any party, including any governmental body, under antitrust laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date; provided that such litigation in no way limits the obligation of Offeror and Parent to take all actions and steps to eliminate each and every impediment identified in the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, each of the parties hereto will (and will cause their respective subsidiaries, if applicable, to): (1) promptly, but in no event later than ten business days after the date hereof, make an appropriate filing of all Notification and Report forms as required by the HSR Act and pursuant to 31 C.F.R. Part 801, in each case, with respect to the Transactions; (2) as promptly as reasonably practicable after the date hereof, make all other filings, notifications or other consents as may be required to be made or obtained by such party because it is also deemed necessary, proper or advisable under applicable antitrust laws and (3) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other governmental bodies in connection with the Transactions.

Without limiting the generality of anything contained in this provision, from the date of the Merger Agreement until the earlier of the Acceptance Time or the termination of the Merger Agreement in accordance with its terms, each party hereto will use its reasonable best efforts to (1) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (2) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the Transactions, (3) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (4) promptly inform the other parties of any material communication to or from the FTC, the United States Department of Justice or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (5) upon request, promptly furnish to the other parties, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, provided, however that such material may be redacted as necessary to (A) comply with contractual arrangements, (B) address legal privilege or confidentiality concerns and (C) comply with applicable legal requirement; provided, further that such party will use commercially reasonable efforts to find alternative means of disclosing any such information restricted by confidentiality concerns or attorney-client privilege or prohibited under applicable legal requirement or by the terms of any agreement to which Parent, Offeror, ConvergeOne or any of its subsidiaries is a party, (6) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding and (7) except as may be prohibited by any governmental body or by any legal requirement, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, each party hereto will provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding. Each party will supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any governmental body, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials received by any party or any of their respective subsidiaries from any governmental body in connection with such applications or filings for the transactions contemplated by the Merger Agreement. Offeror will pay all filing fees under the HSR Act and for any filings required under foreign antitrust laws, but ConvergeOne will bear its own costs for the preparation of any such filings. Neither party will commit to or agree with any governmental body to stay, toll or extend any applicable waiting period under the HSR Act, or pull and refile under the HSR Act, or other applicable antitrust laws, without the prior written consent of the other. Notwithstanding anything in the Merger Agreement to the contrary, (x) Parent and its affiliates will not be obligated to provide or disclose to any other party, and no other party will have the right to receive or review, any information containing Parent’s or its affiliates’ confidential information or business secrets and (y) Parent and Offeror will have the right to make (after considering in good faith any objections raised by ConvergeOne) the final decision with respect to any decision, strategy, plan, course of action or other matters relating to effecting the obligations set forth in the Merger Agreement with respect to any objections, if any, that a governmental body in the United States or any other jurisdiction may assert with respect to the Transactions on behalf of Parent, Offeror and ConvergeOne to the fullest extent applicable.

Parent has agreed that it will not acquire or agree to acquire any assets, business or any person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any person or by any other manner or engage in any other transaction or take any other action, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction or action would reasonably be expected to (1) impose any delay in the expiration or termination of any applicable waiting period or impose any delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a governmental body necessary to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including any approvals and expiration of waiting periods pursuant to the HSR Act or any other applicable legal requirements, (2) increase the risk of any governmental body entering, or increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or (3) otherwise delay or impede the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Notwithstanding anything in the Merger Agreement to the contrary, no party (or their respective affiliates, as applicable) will be required, nor will any of ConvergeOne or its subsidiaries be permitted without Parent’s prior written consent, to (1) undertake any efforts, or to take or consent to any action with respect to, any business, assets, properties or operations of Parent or its affiliates (other than ConvergeOne and its subsidiaries following the consummation of the Transactions) and (2) agree to the payment of a “consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or the provision of additional security (including a guarantee) in connection with the Offer or the Merger, including in connection with obtaining any consent or waiver pursuant to any contract.

State Takeover Statutes. If any state takeover law may become, or may purport to be, applicable to the transactions, each of Parent and ConvergeOne and the members of their respective boards of directors will use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any state takeover law on any of the Transactions.

Indemnification of Officers and Directors. All rights to indemnification, advancement of expenses and exculpation ConvergeOne existing in favor of those persons who are directors and officers of ConvergeOne and its subsidiaries as of the date of the Merger Agreement or have been directors and officers of ConvergeOne and its subsidiaries in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws (or applicable governing documents) of each of ConvergeOne and its subsidiaries (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between ConvergeOne and each of its subsidiaries and said Indemnified Persons (as set forth on the Company Disclosure Schedule and in effect as of the date of the Merger Agreement) in the forms made available by ConvergeOne to Parent or Parent’s representatives prior to the date of the Merger Agreement, will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made in writing pursuant to such rights within such six-year period will continue to be subject to the terms of the Merger Agreement and the rights provided thereunder until disposition of such claim.

From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation and its subsidiaries (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable legal requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of ConvergeOne and its subsidiaries against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of ConvergeOne and its subsidiaries in connection with any pending or threatened legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of ConvergeOne or its subsidiaries at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated in the Merger Agreement. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties will also, to the fullest extent permitted under applicable legal requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the Merger Agreement within 15 days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under the Merger Agreement.

From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain, and Parent will cause Surviving Corporation to maintain, in effect, the existing policies of directors’ and officers’ liability insurance maintained by ConvergeOne and its subsidiaries as of the date of the Merger Agreement (accurate and complete copies of which has been made available by ConvergeOne to Parent or Parent’s representatives prior to the date of the Merger Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policies with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of ConvergeOne and its subsidiaries (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policies (or at or prior to the Effective Time Parent or ConvergeOne and its subsidiaries may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policies effective as of the Effective Time) and if such “tail policy” has been obtained, it will be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to the terms of the Merger Agreement. However, in no event will the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by ConvergeOne and its subsidiaries with respect to such current policies, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent will be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount. Additionally, ConvergeOne and its subsidiaries’ insurance broker as of the date of the Merger Agreement will be deemed to be a nationally recognized insurance broker.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (1) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (2) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent will ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, will assume the obligations set forth in the “Indemnification of Officers and Directors” provision of the Merger Agreement.

The provisions of the “Indemnification of Officers and Directors” provision of the Merger Agreement will survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (1) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (2) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Unless required by applicable legal requirement, the “Indemnification of Officers and Directors” provision of the Merger Agreement may not be amended, altered or repealed after the Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Employee Matters. The Merger Agreement provides that ConvergeOne will take all actions (including obtaining any necessary determinations and/or resolutions of the ConvergeOne Board or a committee thereof) that may be necessary (under the ConvergeOne Equity Plans and award agreements pursuant to which ConvergeOne Options are outstanding) to (1) cancel, extinguish and terminate for no consideration or payment, effective as of and contingent upon the Effective Time, each ConvergeOne Option that is outstanding and unexercised as of immediately before the Effective Time in accordance with Merger Agreement and (2) terminate each Company Equity Plan effective as of and contingent upon the Effective Time, in each case, with no obligations or liabilities to ConvergeOne and its subsidiaries, Parent or Offeror remaining thereunder

Prior to the Acceptance Time, ConvergeOne will take all actions necessary or required under the Employee Stock Purchase Plan (the “ESPP”) and legal requirements to, contingent on the Effective Time, (1) ensure that no new offering will be authorized or commenced on or after the date of the Merger Agreement and (2) with respect to each offering in existence under the ESPP on the date of the Merger Agreement, provide that no participant may increase his or her rate of deferral and cause the last business day prior to the Acceptance Time to be treated as the last day of such offering and the final purchase date of the then-current purchase period under such offering and use the ESPP participants’ accumulated contributions to purchase shares under the ESPP on such date, and make such other pro-rata adjustments as may be necessary to reflect the shortened offering and shortened purchase period but otherwise treat such shortened offering and purchase period as fully effective and completed for all purposes under the ESPP. ConvergeOne will terminate the ESPP in its entirety effective as of the Acceptance Time, contingent upon the Effective Time. Prior to the Acceptance Time, ConvergeOne will take all actions (including, if appropriate, amending the terms of the ESPP) that ConvergeOne determines are reasonably necessary to give effect to the transactions contemplated by the Merger Agreement.

Prior to the Acceptance Time, ConvergeOne will take all actions that may be necessary to cancel, extinguish and terminate the Unit Purchase Option, dated April 2017, in favor of EarlyBird Capital, Inc., effective as of, and contingent upon, the Effective Time, with no obligations or liabilities to ConvergeOne and its subsidiaries, Parent or Offeror remaining thereunder.

Section 16 of the Exchange Act. ConvergeOne will take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and ConvergeOne Options in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 14d-10 of the Exchange Act. Prior to the Acceptance Time and to the extent permitted by applicable legal requirements, the Compensation Committee of the ConvergeOne Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between ConvergeOne or any of its affiliates and any of the officers, directors or employees of ConvergeOne that are effective as of the date of the Merger

Agreement or will be entered into pursuant to which compensation, severance or other benefit is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Stock Exchange Delisting; Deregistration. The Surviving Corporation will cause the ConvergeOne’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time and ConvergeOne will, prior to the Effective Time, reasonably cooperate with Parent with respect thereto.

Financing. Prior to the Acceptance Time, each of Parent and Offeror will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things, in each case, within its control, necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letters (including the “flex” provisions), including using its commercially reasonable efforts (1) to maintain in effect the Debt Commitment Letters, (2) to satisfy on a timely basis, to the extent within its control, all terms and conditions applicable to Parent to obtaining the Debt Financing set forth therein and (3) to enter into definitive agreements in form and substance reasonably satisfactory to Parent with respect thereto on the terms and conditions not less favorable than those contemplated by the Debt Commitment Letters (including the “flex” provisions).

Parent or Offeror may replace or amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date of the Merger Agreement, or otherwise amend any terms or conditions of the Debt Commitment Letters so long as the terms thereof (x) would not reasonably be expected to make the funding of the Debt Financing less likely to occur or materially delay or prevent the Closing or (y) are not with respect to such portion of the Debt Financing that is necessary to consummate the Transactions including to pay the aggregate Offer Price and the Merger Consideration and the fees and expenses of Parent related to the Transactions, and conditionality less beneficial to ConvergeOne than those in the Debt Commitment Letters as in effect on the date of the Merger Agreement.

In the event any portion of the Debt Financing becomes unavailable on substantially the terms and conditions contemplated in the Debt Commitment Letters (including the “flex “ provisions), and such portion of the Debt Financing is necessary to consummate the Transactions, including to pay the aggregate Offer Price and the Merger Consideration and the fees and expenses of Parent related to the Transactions, Parent will as promptly as reasonably practicable notify ConvergeOne and will use its commercially reasonable efforts to arrange to obtain alternative debt financing from alternative debt sources on financial terms no less favorable, in the aggregate, to Parent than those terms set forth in the Debt Commitment Letters and upon other terms and conditions not materially less favorable, in the aggregate, than those in the Debt Commitment Letters, in an aggregate amount sufficient to consummate the transactions contemplated hereby promptly following the occurrence of such event, and in such event all references to “Debt Financing” will be deemed to reference such alternative debt financing. Parent will deliver to ConvergeOne true and complete copies of all agreements pursuant to which any such alternative source has committed to provide Parent with any portion of such alternative financing (except that the fees and other commercially sensitive matters specified in any fee letter may have been redacted, none of which redactions will relate to the amount, conditionality, enforceability or termination of such alternative financing). ConvergeOne acknowledges and agrees that that the failure by Parent or Offeror to obtain the Debt Financing following compliance with this provision will not, in and of itself, be considered a breach of the Merger Agreement for any purpose. Parent will give ConvergeOne prompt notice upon having knowledge of any actual or potential material breach by any party to any of the Commitment Letters or any actual or potential termination of any of the Commitment Letters.

Prior to the Effective Time, ConvergeOne will, and will cause each of its subsidiaries to, use its commercially reasonable efforts to cause each of their respective representatives to, as applicable, provide all cooperation reasonably requested by Parent or Offeror in connection with the Debt Financing or any permitted replacement, amended, modified or alternative financing for the transactions contemplated by the Merger Agreement (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of ConvergeOne), including using their respective commercially reasonable efforts to cause such representatives (1) to be available on a customary basis to meet with prospective lenders, rating agencies and investors in presentations, meetings, road shows and due diligence sessions and reasonably cooperate with the marketing efforts of Parent and Offeror and the Debt Financing sources for any such Debt Financing, (2) to assist with the preparation of disclosure documents, offering documents, private placement memoranda, bank information memoranda, rating agency presentations, projections and similar documents in connection therewith (including ConvergeOne timely executing and delivering one or more customary authorization and representation letters that are customary in the Debt Financing), (3) to furnish Parent, Offeror and the Debt Financing sources with financial statements and financial and other pertinent information regarding ConvergeOne and its subsidiaries as may be reasonably requested by Parent or Offeror to consummate the financings contemplated by the Debt Commitment Letters, (4) facilitating the execution and delivery of any definitive financing documentation, security documents, hedging arrangements, customary certificates or other documents as may be reasonably requested by Parent or Offeror in connection with the Debt Financing, in each case which will become effective only on or after the Effective Time, (5) to take such reasonable actions as may be required to facilitate the pledge of collateral to secure the Debt Financing (including cooperation in connection with the pay-off of the ConvergeOne existing credit facilities and the release of encumbrances related thereto), (6) to promptly provide Parent and Offeror with a copy of any borrowing base certificate and any other notice, certificate or document relating to the calculation of the borrowing base, in each case, delivered to the agent or lenders under ConvergeOne’s ABL credit facility, (7) to assist Offeror in obtaining appraisals and field exams required in connection with the Debt Financing upon reasonable prior notice during normal business hours and in completing any borrowing base certificate required in connection with the Debt Financing, (8) to furnish all documentation and other information required by governmental authorities under applicable “know your customer” and anti-money laundering laws, including the U.S. Patriot Act of 2001 within the timeframes contemplated by the Debt Commitment Letters, (9) to cooperate with the Debt Financing sources’ due diligence, to the extent customary and reasonable, including delivery by Parent or Offeror of corporate organizational documents, good standing certificates, lien searches and other diligence items contemplated by the Debt Commitment Letters and (10) to take all other actions necessary to permit the consummation of the Debt Financing. ConvergeOne hereby consents to the use of its and its subsidiaries’ logos in connection with the Debt Financing, provided, that such logos are used solely in a manner that does not violate any existing contractual obligation of ConvergeOne and is not intended to, nor reasonably likely to, harm or disparage ConvergeOne or its subsidiaries. Offeror will (x) promptly upon any request by any of ConvergeOne or its subsidiaries reimburse such entities for all reasonable and documented out-of-pocket fees, costs and expenses (including reasonable fees and expenses of counsel) incurred by any such entity or any of their respective representatives in connection with their compliance with this provision and (y) indemnify and hold harmless ConvergeOne and its subsidiaries and their respective affiliates and representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, except to the extent that any of the foregoing arise from the bad faith, negligence or willful misconduct of ConvergeOne or any of its subsidiaries, as applicable and in no event will “losses” (1) include lost profits, lost revenues or lost opportunities, (2) include consequential, punitive or other special damages regardless of the legal theory, except to the extent any such losses are payable by such indemnified persons to an unaffiliated third party in connection with a third party claim or (3) be calculated based on any multiple of lost earnings or other similar methodology used to value equity of ConvergeOne and its subsidiaries or any other person. Neither ConvergeOne nor any of its subsidiaries will be required to pay any commitment or other similar fee in connection with the Financing that are not subject to the expense reimbursement provision above. Additionally, neither ConvergeOne nor any of its subsidiaries or their respective officers, directors or employees will be required to execute, enter into or perform any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than the authorization and representation letters referred to above). Notwithstanding anything to the contrary elsewhere in the Merger Agreement, ConvergeOne will not be required to make any representations, warranties or certifications as to which, after the

ConvergeOne’s use of commercially reasonable efforts to cause such representation, warranty or certification to be true, ConvergeOne has determined that such representation, warranty or certification is not true.

Other Covenants. The Merger Agreement contains other customary covenants and agreements, including, but not limited to, covenants related to public announcements, employee communications and certain litigation.

Conditions to the Merger. The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

•

there will not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor will any legal requirement or order have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, however, that no party will be permitted to invoke this condition to the Closing unless it has taken all actions required under the Merger Agreement to have any such order lifted; and

•	Offeror (or Parent on Offeror’s behalf) will have accepted for payment all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

Termination. The Merger Agreement may be terminated prior to the Effective Time:

•	by mutual written consent of Parent and ConvergeOne at any time prior to the Acceptance Time;

•	by either Parent or ConvergeOne, if:

•

the Offer has expired pursuant to its terms (including any extensions thereof permitted or required pursuant to the Merger Agreement) without Offeror’s acceptance for payment of Shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the Merger Agreement;

•

a court of competent jurisdiction or other governmental body has issued an order, or has enacted any legal requirement or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which legal requirement, order or other action will be final and nonappealable;

•	the Acceptance Time has occurred on or prior 5 p.m. Eastern time on February 4, 2019 (the “End Date”) (such termination, an “End Date Termination”); or

provided, however, that in each of the foregoing termination provisions, a party will not be permitted to terminate the Merger Agreement pursuant to such termination right if the failure of the condition to occur or be satisfied prior to the specified time is caused by the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by such party at such specified time.

•	by ConvergeOne:

•

at any time prior to the Acceptance Time, in order to accept a Superior Offer and concurrently with such termination enters into a Specified Agreement; provided that ConvergeOne (1) has complied in all material respects with the requirements of the non-solicitation and ConvergeOne Board Recommendation provisions of the Merger Agreement and (2) pays the Termination Fee (such termination, a “Superior Offer Termination”);

•

at any time prior to the Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Parent or Offeror has occurred, in each case if such breach or failure would reasonably be expected to prevent Parent or Offeror consummating the Transactions when required pursuant to the Merger Agreement and such breach or failure cannot be satisfied and cannot be cured by Parent or Offeror, as applicable, by the End Date, or if capable of being cured, has not been cured by the earlier of 30 days of the date ConvergeOne gives Parent notice of such breach or failure to perform and the End Date; provided, however, that, ConvergeOne will not have the right to terminate the Merger Agreement pursuant to this provision if ConvergeOne is then in material breach of any representation, warranty, covenant or obligation thereunder;

•

if Offeror has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within three business days of the period specified in the Merger Agreement; provided, however, that, ConvergeOne will not have the right to terminate the Merger Agreement pursuant to this provision if ConvergeOne is then in material breach of any representation, warranty, covenant or obligation thereunder; or

•

if (1) the Expiration Date has occurred, (2) all of the Offer Conditions have been and remain satisfied (other than those that require deliveries or are tested at the consummation of the Offer, but which are then capable of being satisfied at the consummation of the Offer), (3) Parent and Offeror fail to accept for payment in accordance with the Merger Agreement all Shares validly tendered pursuant to the Offer and not properly withdrawn and (4) ConvergeOne has irrevocably confirmed in writing it is ready, willing and able to consummate the Offer (such termination a “Parent Failure to Close Termination”).

•	by Parent:

•

at any time prior to the Acceptance Time, if, whether or not permitted to do so: (1) the ConvergeOne Board has failed to include the ConvergeOne Board Recommendation in the Schedule 14D-9, or has effected a ConvergeOne Adverse Recommendation Change, (2) the ConvergeOne Board has failed to publicly reaffirm its recommendation of the Merger Agreement within ten business days after Parent so requests in writing, provided that, Parent may only make such request once every 20 days, (3) the ConvergeOne Board fails to publicly reject an Acquisition Proposal and publicly reaffirm the ConvergeOne Board Recommendation within ten business days after a public announcement or disclosure of an Acquisition Proposal or (4) in the case of a tender offer or exchange offer by a party other than Parent and Offeror that is subject to Regulation 14D under the Exchange Act, the ConvergeOne Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, the rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer (such termination, a “ConvergeOne Adverse Recommendation Change Termination”); or

•

at any time prior to the Acceptance Time, if a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of ConvergeOne has occurred such that the condition set forth in clause “(ii)”, “(iii)” or “(vii)” of the Offer Conditions would not be satisfied and cannot be cured by ConvergeOne by the End Date, or if capable of being cured, has not been cured by the earlier of 30 days of the date Parent gives ConvergeOne notice of such breach or failure to perform and the End Date; provided, however, that, Parent will not have the right to terminate the Merger Agreement pursuant to this provision if either Parent or Offeror is then in material breach of any representation, warranty, covenant or obligation thereunder.

Effect of Termination. In the event of termination of the Merger Agreement pursuant to its terms, written notice of such termination will be given to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made and the Merger Agreement will be of no further force or effect and there will be no liability on the part of Parent, Offeror or ConvergeOne or their respective directors, officers and affiliates following any such termination. However, (1) certain specified provisions of the Merger Agreement, including those described in the section entitled “Termination Fee,” below, will survive the termination of the Merger Agreement and will remain in full force and effect, (2) the Confidentiality Agreement will survive termination of the Merger Agreement and will remain in full force and effect in accordance with its terms and (3) subject to the terms of the Merger Agreement, the termination of the Merger Agreement will not relieve any party from any liability for common law fraud or willful breach of the Merger Agreement prior to the date of termination. Nothing will limit or prevent any party from exercising any rights or remedies it may have under the Merger Agreement in lieu of terminating the Merger Agreement pursuant to its terms.

Termination Fee. The Merger Agreement provides that a termination fee of $54,000,000 (the “Termination Fee”) will be payable by ConvergeOne to Parent in the following circumstances:

•	if the Merger Agreement is terminated by Parent pursuant to a ConvergeOne Adverse Recommendation Change Termination;

•

(1) the Merger Agreement is terminated (A) by Parent or ConvergeOne pursuant to an End Date Termination or (B) by Parent pursuant to a breach of the Merger Agreement by ConvergeOne, (2) if the Merger Agreement is terminated pursuant to an End Date Termination and any person has publically disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to such termination (unless publically withdrawn prior to such termination) and (3) within 12 months of such termination, ConvergeOne consummates an Acquisition Proposal or enters into a definitive agreement with respect to an Acquisition Proposal (which is subsequently consummated regardless of whether such consummation occurs within such 12 month period) (provided that for purposes of this clause (3) the references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”); or

•	ConvergeOne terminates the Merger Agreement pursuant to a Superior Offer Termination.

The full payment of the Termination Fee will be deemed to be liquidated damages and the sole and exclusive remedy (whether in law, equity, contract, tort or otherwise) for any and all losses or damages suffered or incurred by Parent, Offeror, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Offeror, any of their respective affiliates, Debt Financing sources and former, current and future general or limited partners, directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, stockholders, optionholders, managers, members and assigns (the “Parent Related Parties”) or any other person will be entitled to bring or maintain any claim, action or proceeding against ConvergeOne or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination. However, nothing in the Merger Agreement will limit the rights of Parent or Offeror to seek specific performance or with respect to claims of common law fraud or willful breach of the Merger Agreement by ConvergeOne prior to the date of termination.

Parent Termination Fee. The Merger Agreement provides that a termination fee of $107,000,000 (the “Parent Termination Fee”) will be payable by Parent to ConvergeOne in the following circumstances:

•	if the Merger Agreement is terminated by ConvergeOne (1) pursuant to a breach of the Merger Agreement by Parent or (2) due to a Parent Failure to Close Termination; or

•

if Parent terminates the Merger Agreement pursuant to an End Date Termination at a time at which ConvergeOne had the right to terminate the Merger Agreement pursuant to a breach of the Merger Agreement by Parent or due to a Parent Failure to Close Termination.

The full payment of the Parent Termination Fee will be deemed to be liquidated damages and the sole and exclusive remedy (whether in law, equity, contract, tort or otherwise) for any and all losses or damages suffered or incurred by ConvergeOne and any of its respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or affiliates or any other persons (collectively (and including the ConvergeOne), “ConvergeOne Related Parties”) in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the ConvergeOne Related Parties or any other person will be entitled to bring or maintain any claim, action or proceeding against the Parent Related Parties or the guarantor (pursuant to the terms and conditions of the Limited Guarantee) arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination, and none of the Parent Related Parties will have any further liability or obligation to the ConvergeOne Related Parties relating to, or arising out of, the Equity Commitment Letters, the Equity Financing, the Limited Guarantee, the Debt Commitment Letters (and any abandonment thereof) or the Debt Financing. However, nothing in the Merger Agreement will limit the rights of ConvergeOne to seek specific performance.

Expenses. All fees and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such expense, whether or not the Offer and Merger are consummated.

Governing Law. The Merger Agreement is governed by the laws of the State of Delaware.

Amendments. Prior to the Effective Time, the Merger Agreement may be amended with the approval of the respective boards of directors of ConvergeOne and Parent. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Specific Performance. Notwithstanding anything in the Merger Agreement to the contrary, the parties to the Merger Agreement have agreed that (1) they will be entitled to an injunction or injunctions, specific performance or equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without proof of damages or otherwise (in addition to any other remedy to which the parties are entitled at law or in equity), (2) the election to pursue an injunction, specific performance or other equitable relief, subject in all respects to the terms of the Merger Agreement, will not restrict, impair or otherwise limit Parent, Offeror or ConvergeOne from, in the alternative and as applicable, seeking to terminate the Merger Agreement and collect the Parent Termination Fee or the Termination Fee, as applicable, pursuant to the terms of the Merger Agreement; provided, however, that in no event will such persons be permitted or entitled to receive both a grant of an injunction, specific performance or other equitable relief or any other remedies under the Merger Agreement or available at law or equity, on the one hand, and payment of any monetary damages whatsoever or the payment of all or a portion of the Parent Termination Fee or the Termination Fee, as applicable, on the other hand and (3) the right of specific performance and other agreements in the Merger Agreement are an integral part of the transactions contemplated by the Merger Agreement (including the Merger) and without that right, neither ConvergeOne nor Parent would have entered into the Merger Agreement. Each of the Parties to the Merger Agreement agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties thereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties to the Merger Agreement acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in accordance with its terms will not be required to provide any bond or other security in connection with any such order or injunction.

Offer Conditions. The Offer Conditions are described in Section 15 —“Certain Conditions of the Offer.”

The Confidentiality Agreement

The following summary description of the Confidentiality Agreement (as defined below) and all other provisions of the Confidentiality Agreement discussed herein are qualified by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(2) to the Schedule TO filed with the SEC in connection with the Offer. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 —“Certain Information Concerning Parent, Offeror and CVC VII.” Stockholders

and other interested parties should read the Confidentiality Agreement for a more complete description of the provisions summarized below.

On August 31, 2018, CVC Advisors and ConvergeOne entered into a confidentiality agreement (as it may be amended from time to time, the “Confidentiality Agreement”). Under the Confidentiality Agreement, the parties agreed to undertake reasonable precautions to keep confidential, subject to certain exceptions, information furnished by the other party in furtherance of the proposed transaction between the parties, and to use such information solely for the purpose of evaluating, and negotiating the terms of, a potential transaction between the parties. The parties agreed to certain standstill provisions that prohibit Parent and its affiliates from taking certain actions involving or with respect to ConvergeOne for a one year period, subject to certain exceptions set forth in the Confidentiality Agreement. Each party also agreed, subject to certain exceptions, that it and its representatives would not, for a period of one year from the date of the Confidentiality Agreement, solicit the employment of any officer or employee of the other party or other party’s affiliates who first became known to such party in connection with the proposed transaction or the evaluation thereof. The foregoing provisions automatically terminated upon the entry of the parties into the Merger Agreement.

The Exclusivity Agreement

The following summary description of the Exclusivity Agreement (as defined below) and all other provisions of the Exclusivity Agreement discussed herein are qualified by reference to such Exclusivity Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO filed with the SEC in connection with the Offer. The Exclusivity Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 —“Certain Information Concerning Parent, Offeror and CVC VII.” Stockholders and other interested parties should read the Exclusivity Agreement for a more complete description of the provisions summarized below.

ConvergeOne and CVC Advisors entered into an exclusivity letter agreement on November 3, 2018 (as it may be amended from time to time, the “Exclusivity Agreement”), pursuant to which ConvergeOne agreed, among other things, that from the date thereof through 5:00 p.m., Pacific Time, on the earlier of (1) November 5, 2018 and (2) the date on which CVC Advisors advised ConvergeOne that it was abandoning the possible transaction and terminating all discussions with respect thereto (the “Exclusivity Period”), that neither ConvergeOne would not, nor would ConvergeOne authorize or instruct any of its officers, directors or employees, or any investment banker, attorney or other advisor or representative retained by ConvergeOne to, (1) continue any solicitation, knowing encouragement, knowing facilitation, discussions or negotiations with any person (other than ongoing discussions with CVC Advisors or its affiliates) that may have been ongoing with respect to an Acquisition Proposal or (2) directly or indirectly (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constituted, or could have reasonably been expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could have reasonably been expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal.

The Rollover Agreement

The following summary description of the Rollover Agreement and all other provisions of the Rollover Agreement discussed herein are qualified by reference to such Rollover Agreement, which has been filed as Exhibit (d)(4) to the Schedule TO filed with the SEC in connection with the Offer. The Rollover Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Offeror.” Stockholders and other interested parties should read the Rollover Agreement for a more complete description of the provisions summarized below.

In connection with entering into the Merger Agreement, the Rollover Stockholders entered into the Rollover Agreement. Pursuant to the Rollover Agreement, the Rollover Stockholders have agreed, among other things, to exchange a portion of their Rollover Shares into equity interests of PVKG Investment Holdings, the direct parent of Parent, at the same price per share paid by CVC VII (A) for its purchase of indirect shares of Parent in connection with the Merger Agreement. The obligations of the parties pursuant to the Rollover Agreement are subject to the satisfaction or waiver by Parent, Offeror and ConvergeOne, as applicable, of all of the conditions to the consummation of the Merger, as set forth in the Merger Agreement. The Rollover Stockholders each made customary representations, warranties and acknowledgements regarding the contribution.

Name	Number of Rollover Shares
John A. McKenna, Jr.	1,405,641
Jeffrey Nachbor	320,000
Paul Maier	185,435
John F. Lyons	150,000
Craig Chumley	50,000
Klaus Hillmann	42,164
Gerry Pearce	57,668
Seth Frank	47,114
William Benson	1,710
Neil Wada	9,330
Joe Fabrizio	33,354
Colleen Haberman	20,000
Mark Langanki	6,889
Brooks Martin	28,000
Scott Ford	100,000

Except pursuant to the terms of the Rollover Agreement, the Support Agreement (as defined below) or the Merger Agreement, each Rollover Stockholder has agreed not to:

•	grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of such Rollover Stockholder’s Rollover Shares;

•	tender any of such Rollover Stockholder’s Rollover Shares pursuant to the Offer; or

•

otherwise sell, assign, transfer, encumber or dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer encumbrance or other disposition of, any of such Rollover Stockholder’s Rollover Shares.

The Rollover Agreement will automatically terminate if, at any time prior to the closing of the transactions contemplated by the Rollover Agreement, the Merger Agreement is terminated in accordance with its terms.

The parties to the Rollover Agreement are entitled to an injunction or injunctions to prevent breaches of the agreement and to enforce specifically the terms and provisions therein.

The Limited Guarantee

The following summary description of the Limited Guarantee (as defined below) and all other provisions of the Limited Guarantee discussed herein are qualified by reference to such Limited Guarantee, which has been filed as Exhibit (d)(6) to the Schedule TO filed with the SEC in connection with the Offer. The Limited Guarantee may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent, Offeror and CVC VII.” Stockholders and other interested parties should read the Limited Guarantee for a more complete description of the provisions summarized below.

In connection with entering into the Merger Agreement, CVC Capital Partners VII (A) L.P., CVC Capital Partners Investment Europe VII L.P. and CVC Capital Partners VII Associates L.P. (the “Guarantors”) provided ConvergeOne with a limited guarantee (the “Limited Guarantee”) pursuant to which each Guarantor guarantees, severally, and not jointly, the payment and performance of Parent’s obligations to ConvergeOne with respect to the payment of the Parent Termination Fee, enforcement expenses related to the Parent Termination Fee and certain indemnification obligations related to financing cooperation (the “Guaranteed Obligation”), subject to a maximum aggregate obligation of $107,000,000, a $10,000,000 cap on costs, and the other terms and conditions of the Limited Guarantee.

The Support Agreement

The following summary description of the Support Agreement and all other provisions of the Support Agreement discussed herein are qualified by reference to such Support Agreement, which has been filed as Exhibit (d)(7) to the Schedule TO filed with the SEC in connection with the Offer. The Support Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent, Offeror and CVC VII.” Stockholders and other interested parties should read the Support Agreement for a more complete description of the provisions summarized below.

In connection with entering into the Merger Agreement, certain ConvergeOne holders of Shares (the “Significant Stockholders”), entered into a Tender and Support Agreement with Parent and Offeror, dated November 6, 2018 (the “Support Agreement”).

The Support Agreement provides that if no ConvergeOne Adverse Recommendation Change has occurred and is continuing, each Significant Stockholder will, no later than ten business days after the commencement of the Offer, tender all of the Shares (other than any Rollover Shares (as defined below)) beneficially owned by such Significant Stockholder as of the date of the Support Agreement and any Shares otherwise acquired by such Significant Stockholder prior to the termination of the Support Agreement (the “Subject Shares”). If a ConvergeOne Adverse Recommendation Change has occurred, each Significant Shareholder will, no later than ten business days after the commencement of the Offer, tender at least the number of Shares necessary to fulfill such Significant Stockholder’s “Recommendation Change Requirement” set forth in the Support Agreement. The Significant Stockholders may not withdraw any tendered Shares from the Offer unless and until (1) the Support Agreement is validly terminated or (2) a ConvergeOne Adverse Recommendation Change is made after the Significant Stockholder has tendered its Shares. In the event that the Significant Stockholders are permitted to withdraw their tendered Shares, each Significant Stockholder must still keep its Recommendation Change Requirement tendered, and must re-tender any withdrawn Shares when the ConvergeOne Adverse Recommendation Change is no longer continuing.

Pursuant to the Support Agreement, each Significant Stockholder has also agreed that at each annual or special meeting of the holders of Shares, any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the holders of Shares:

•

if no ConvergeOne Adverse Recommendation Change has occurred and is continuing, each Significant Stockholder will be present (in person or by proxy) at any such meeting and will vote or exercise its right to consent with respect to all of its Subject Shares (1) in favor of the adoption of the Merger Agreement and the approval of the Merger and (2) notwithstanding such Significant Stockholder’s rights to participate in discussions relating to an Acquisition Proposal, as permitted under the Support Agreement and the Merger Agreement, against any Acquisition Proposal and any other proposal or action that would reasonably be expected to impede, interfere with, delay or postpone the Merger or change the voting rights of any class of Shares in any manner; and

•

if a ConvergeOne Adverse Recommendation Change has occurred and is continuing, each Significant Stockholder will be present (in person or by proxy) at any such meeting and will vote or exercise its right to consent with respect to at least such Significant Stockholder’s Recommendation Change

Requirement (1) in favor of the adoption of the Merger Agreement and the approval of the Merger and (2) notwithstanding such Significant Stockholder’s rights to participate in discussions relating to a possible tender and support voting or similar agreement in connection with an Acquisition Proposal, as permitted under the Support Agreement and the Merger Agreement, against any Acquisition Proposal and any other proposal or action that would reasonably be expected to impede, interfere with, delay or postpone the Merger or change the voting rights of any class of Shares in any manner.

The Significant Stockholders also agreed not to exercise any appraisal rights with respect to their Shares in connection with the Merger Agreement or take part in any action against Parent, Offeror, ConvergeOne or any of their successors challenging the validity, or seeking to enjoin the operation, of the Support Agreement or alleging breach of fiduciary duty of any person in connection with the Merger Agreement or the Transactions. Additionally, the Significant Stockholders, and each non-individual Significant Stockholder’s affiliates, are prohibited from:

•	initiating or continuing any solicitation, knowing encouragement, knowing facilitation, discussions or negotiations with any persons with respect to an Acquisition Proposal;

•

soliciting, initiating or knowingly facilitating or knowingly encouraging (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

•

engaging in, continuing or otherwise participating in any activities, discussions or negotiations regarding, or furnishing to any other person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•

endorsing, approving or entering into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or to prevent such Significant Stockholder from complying with its non-solicitation obligations, or requiring or that would reasonably be expect to cause ConvergeOne to abandon, terminate, delay or fail to consummate, or that would otherwise reasonably impede, interfere with or be inconsistent with, the Offer or the Merger.

The Support Agreement terminates automatically on the first to occur of (1) the valid termination of the Merger Agreement in accordance with its terms, (2) the Effective Time, (3) the date the Offer expires without acceptance for payment of the Shares pursuant to the Offer, (4) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Significant Stockholder pursuant to the Merger Agreement in effect as of November 6, 2018 and (5) the mutual written consent of all of the parties to the Support Agreement.

The Significant Stockholders collectively beneficially owned approximately 68% of the Shares (with such tender and support obligations subject to reduction to 39.99% upon an adverse recommendation change by the ConvergeOne Board) outstanding as of November 5, 2018, inclusive of the issuance of 2,574,137 Shares to certain of such stockholders (including Clearlake) following ConvergeOne’s achievement of the “Earnings Target” for fiscal year 2020 pursuant to the Forum Merger Agreement (as defined below) as described in the ConvergeOne’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

12. Purpose of the Offer; No Stockholder Vote; Plans for ConvergeOne.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, ConvergeOne, while allowing holders of Shares an opportunity to receive the Offer Price by tendering their Shares pursuant to the Offer. The Offer, as the first step in the acquisition of ConvergeOne, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer (other than the Rollover Shares). If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Parent and Offeror to effect the Merger contained in the Merger Agreement, Parent intends to consummate the Merger either (1) on the same date as the Acceptance Time or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of the date of the Acceptance Time, then on the first business day on which such condition is satisfied or waived.

Holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in ConvergeOne and will no longer participate in the future growth of ConvergeOne. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in ConvergeOne, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive an amount in cash equal to the Offer Price (other than the Rollover Stockholders), without interest and less any withholding of taxes required by applicable law, or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled pursuant to Section 262 of the DGCL.

No Stockholder Vote. If the Offer is consummated, we are not required to and will not seek the vote of ConvergeOne’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the holders of Shares pursuant to Section 251(h) of the DGCL.

Federal Communications Commission. Federal Communications Commission (the “FCC”) authorizations previously held by ConvergeOne Technology Solutions, Inc. were transferred to a newly-formed entity controlled by Clearlake prior to the execution of the Merger Agreement to facilitate prompt completion of the transactions contemplated by the Merger Agreement. Operations of those authorizations are being managed by ConvergeOne Technology Solutions pursuant to a management agreement. Following completion of the transaction and after necessary FCC approvals are obtained, the parties anticipate that the authorizations will be transferred back to ConvergeOne.

Plans for ConvergeOne. Except as otherwise set forth in this Offer to Purchase, including as contemplated in this Section 12 and Section 13 —“Certain Effects of the Offer,” it is expected that, following the Merger, the business and operations of ConvergeOne will be continued substantially as they are currently being conducted. Parent intends to continue to evaluate the business and operations of ConvergeOne after consummation of the Offer and the Merger and will take such additional actions as they deem appropriate under the circumstances then existing with a view to enhancing the development of ConvergeOne in conjunction with Parent’s existing business. Plans may change based on further analysis and Parent, Offeror and, after completion of the Offer and the Merger, the new ConvergeOne board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, Offeror will be merged with and into ConvergeOne and that, following the Merger and until thereafter amended, (1) the certificate of incorporation of the Surviving Corporation will be amended and restated as of the Merger Effective Time to conform to the certificate of incorporation attached to the Merger Agreement as Exhibit B thereto, and (2) the bylaws of the Surviving Corporation will be amended and restated as of the Merger Effective Time to conform to the bylaws attached to the Merger Agreement as Exhibit C thereto. See Section 11 —“The Transaction Agreements”.

From and after the Merger Effective Time, until successors are duly elected and qualified, or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and bylaws of the

Surviving Corporation, Offeror’s directors immediately prior to the Merger Effective Time will be the directors of the Surviving Corporation immediately following the Merger Effective Time and ConvergeOne’s officers immediately prior to the Merger Effective Time will be the officers of the Surviving Corporation immediately following the Merger Effective Time. See Section 11 —“The Transaction Agreements”.

Except as described above or elsewhere in this Offer to Purchase (including Section 11 —“The Transaction Agreements ,” this Section 12 and Section 13 —“Certain Effects of the Offer”), neither we nor Parent have any present plans or proposals that would relate to or result in (1) any extraordinary transaction involving ConvergeOne or any of its subsidiaries (such as a merger, reorganization or liquidation), (2) any purchase, sale or transfer of a material amount of assets of ConvergeOne or any of its subsidiaries, (3) any material change in ConvergeOne’s capitalization or dividend rate or policy or indebtedness, (4) any change in the present board of directors or management of ConvergeOne, (5) any other material change in ConvergeOne’s corporate structure or business, (6) any class of equity securities of ConvergeOne’s being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (7) any class of equity securities of ConvergeOne becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (8) the suspension of ConvergeOne’s obligation to file reports under Section 15(d) of the Exchange Act, (9) the acquisition by any person of additional securities of ConvergeOne, or the disposition of securities of ConvergeOne, or (10) any changes in ConvergeOne’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

Parent and Offeror are conducting a detailed review of ConvergeOne and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Offeror will continue to evaluate the business and operations of ConvergeOne during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of ConvergeOne’s business, operations, capitalization and management with a view to optimizing development of ConvergeOne’s potential in conjunction with ConvergeOne’s or Parent’s existing businesses. Possible changes could include changes in ConvergeOne’s business, corporate structure, charter, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Parent, Offeror and, after completion of the Offer and the Merger, the reconstituted ConvergeOne Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

To the best knowledge of Parent and Offeror, except for certain pre-existing agreements described in the Rollover Agreement, the Support Agreement, and to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of ConvergeOne, on the one hand, and Parent, Offeror or ConvergeOne, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of ConvergeOne entering into any such agreement, arrangement or understanding.

It is possible that certain members of ConvergeOne’s current management team will enter into new employment arrangements with ConvergeOne after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

13. Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Parent and ConvergeOne will consummate the Merger either (1) on the same date as the Acceptance Time or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of the date of the Acceptance Time, then on the first business day on which such condition is satisfied or waived. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Offeror and Parent. If the Offer is successful, there will be no market for the Shares because, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Offeror and ConvergeOne intend to consummate the Merger either (1) on the same date as the Acceptance Time or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of the date of the Acceptance Time, then on the first business day on which such condition is satisfied or waived.

Nasdaq Listing. The Shares are currently listed on Nasdaq. Immediately following consummation of the Merger (which is expected to occur either (1) on the same date as the Acceptance Time or (2) if the condition relating to the absence of certain restraints on the consummation of the Merger under the Merger Agreement has not been satisfied or waived as of the date of the Acceptance Time, then on the first business day on which such condition is satisfied or waived), the Shares will no longer meet the requirements for continued listing on Nasdaq as there will be only one stockholder. Nasdaq requires, among other things, that any listed shares of common stock have at least 400 total stockholders. As promptly as practicable following the consummation of the Merger, we intend and will cause ConvergeOne to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for margin loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, ConvergeOne currently files periodic reports on account of the Shares. Such registration may be terminated upon application by ConvergeOne to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by ConvergeOne to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to ConvergeOne, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with meetings of stockholders and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of ConvergeOne and persons holding “restricted securities” of ConvergeOne to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for quotation on Nasdaq as described above. Following consummation of the Merger and the delisting of the Shares from Nasdaq, Parent and ConvergeOne intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and expect to take steps to cause the suspension of all of ConvergeOne’s reporting obligations under the Exchange Act.

14. Dividends and Distributions.

As described in Section 11 —“The Transaction Agreements — The Merger Agreement — Conduct of Business”, the Merger Agreement provides that from the date of the Merger Agreement until the Merger Effective Time, neither ConvergeOne nor any of its subsidiaries will declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property or any combination thereof) with respect to any shares of ConvergeOne’s capital stock, other than with respect to a quarterly dividend of $0.02 per Share in respect of ConvergeOne’s third quarter earnings.

15. Certain Conditions of the Offer.

Capitalized terms used but not defined in this Section 15 have the meanings ascribed to them in the Merger Agreement.

The obligation of Offeror to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(i)” through “(viii)” below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Offeror shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (1) upon termination of the Merger Agreement, and (2) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Merger Agreement) or amend the Offer as otherwise permitted by the Merger Agreement, if: (A) the Minimum Condition shall not be satisfied as of one minute following 11:59 p.m., Eastern time, on the Expiration Date of the Offer, or (B) any of the additional conditions set forth in clauses “(ii)” through “(vii)” below shall not be satisfied or waived in writing by Parent:

(i)

there shall have been validly tendered (and not properly withdrawn) Shares (excluding Shares tendered pursuant to notices of guaranteed delivery that have not yet been “received” (as such term is defined in Section 251(h) of the DGCL)) that, considered together with the Rollover Shares and all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned Subsidiaries (including Offeror), would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (it being understood that, for purposes of calculating whether the Minimum Condition has been satisfied, the aggregate number of Shares outstanding shall (a) include, without duplication, (I) Shares issuable in respect of ConvergeOne Options for which the holders thereof have validly exercised such ConvergeOne Options and satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, even if delivery of Shares resulting from such exercises to the respective optionholders has not occurred prior to the expiration of the Offer and (II) Shares issuable in respect of ConvergeOne Warrants for which such ConvergeOne Warrants have been validly exercised and the holders of such ConvergeOne Warrants have satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, even if delivery of Shares resulting from such exercises to the respective warrantholders has not occurred prior to the expiration of the Offer and (b) not include Shares held in treasury by ConvergeOne as of the expiration of the Offer or any other Shares acquired by ConvergeOne prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of ConvergeOne Options), even if delivery to ConvergeOne of Shares so acquired has not occurred prior to the expiration of the Offer);

(ii)

(a) the representations and warranties of ConvergeOne as set forth in Section 3.3 (Capitalization) of the Merger Agreement (solely with respect to ConvergeOne and other than for inaccuracies that are de minimis in nature and amount (for the avoidance of doubt, only amounts that are less than $10,000,000 in the aggregate shall be deemed de minimis for purposes of this clause (a))) shall have been accurate in all respects as of the date of the Merger Agreement, (b) the representations and warranties of ConvergeOne as set forth in the first sentence of Section 3.1(a) (Due Organization), the first sentence of Section 3.1(d) (Subsidiaries), Section 3.19 (Authority; Binding Nature of Agreement), Section 3.20 (Anti-Takeover Laws) and Section 3.24 (Financial Advisors) of the Merger Agreement shall have been accurate in all material respects as of the date of the Merger Agreement, and shall be accurate in all material respects at and as of the Acceptance Time as if made on and as of such time and (c) the representations and warranties of ConvergeOne as set forth in the Merger Agreement (other than those referred to in the preceding clauses (a) and (b)) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, in the case of (b) and (c), for purposes of determining the accuracy of such representations and warranties, (I) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (II) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (ii)(a), (b) or (c), as the case may be) only as of such date);

(iii)

ConvergeOne shall have complied with or performed in all material respects all of ConvergeOne’s covenants, obligations and agreements it is required to comply with or perform at or prior to the Acceptance Time;

(iv)

any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act shall have been obtained, shall have been received or shall have terminated or expired, as the case may be; provided, however, that Parent and Offeror shall not be permitted to invoke this clause “(iv)” unless they shall have taken all actions required under the Merger Agreement to obtain such consent, approval or clearance or cause such termination or expiration;

(v)

there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any legal requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Parent and Offeror shall not be permitted to invoke this clause “(v)” unless they shall have taken all actions required under the Merger Agreement to have any such order lifted;

(vi)	the Merger Agreement shall not have been terminated in accordance with Section 8.1 of the Merger Agreement;

(vii)

since the date of the Merger Agreement, there shall not have occurred and be continuing any event, occurrence, change, development, violation, inaccuracy, fact, circumstance or other matter that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(viii)	the date that is 45 days after the date on which the Parties submit to the Committee on Foreign Investment in the United States a declaration pursuant to 31 C.F.R. § 801.401 shall have occurred.

The conditions described above are for the sole benefit of Parent and Offeror and, subject to the terms and conditions of the Merger Agreement and the applicable legal requirements, may be waived by Parent and Offeror in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Condition, which may not be waived), in each case subject to the terms of the Merger Agreement. Any reference in this Section 15, Annex I to the Merger Agreement or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. The foregoing conditions will be in addition to, and not a limitation of, the rights of Parent and Offeror to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16. Adjustments to Prevent Dilution.

In the event that, notwithstanding ConvergeOne’s covenant to the contrary (See Section 11 —“The Transaction Agreements — The Merger Agreement — Conduct of Business”), between the date of the Merger Agreement and the Acceptance Time, the number of outstanding Shares is changed into a different number of Shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon is declared with a record date during such period, the Offer Price and the consideration payable in the Merger will be appropriately adjusted, without duplication, to provide the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such event.

17. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 17, based on its examination of publicly available information filed by ConvergeOne with the SEC, other publicly available information concerning ConvergeOne and other information made available to Offeror and Parent by ConvergeOne, Offeror is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 17, based on its and Parent’s examination of publicly available information filed by ConvergeOne with the SEC, other publicly available information concerning ConvergeOne and other information made available to Offeror and Parent by ConvergeOne, Offeror is not aware of any governmental license or regulatory permit that appears to be material to ConvergeOne’s business that might be adversely affected by Offeror’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Offeror or Parent as contemplated herein. Should any such approval or other action be required, Offeror currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Offeror does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to ConvergeOne’s business, any of which under certain conditions specified in the Merger Agreement could cause Offeror to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 —“Certain Conditions of the Offer”.

State Takeover Statutes. ConvergeOne is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The ConvergeOne Board has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the Merger Agreement.

ConvergeOne, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 —“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been promulgated by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) for review and certain waiting period requirements have been satisfied. These requirements apply to Offeror’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the related rules and regulations promulgated thereunder by the FTC, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The period may be lengthened if the acquiring person voluntarily withdraws and re-files to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the HSR Act, on November 20, 2018, each of Parent and ConvergeOne caused to be filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Under the HSR Act, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Eastern time, on the 15th calendar day, so long as such calendar day is not a weekend or US federal holiday, in which case the waiting period shall expire at 11:59 p.m. Eastern time on the next business day, after Parent caused the filing to be made, i.e., at 11:59 p.m. on December 5, 2018, unless earlier terminated by the FTC and the Antitrust Division, or Parent or ConvergeOne, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent and ConvergeOne, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request, unless Parent and ConvergeOne otherwise agree with the FTC or the Antitrust Division to extend that ten calendar day period. The FTC or the Antitrust Division may terminate the additional ten-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the U.S. federal antitrust laws of proposed transactions, such as Offeror’s acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Offeror’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC or the Antitrust Division could take any action under the U.S. federal antitrust laws that it considers necessary in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, ordering the divestiture of Shares purchased in the Offer or ordering the divestiture of substantial assets of Parent, ConvergeOne or any of their respective subsidiaries or affiliates. Under certain circumstances, U.S. state attorneys general and private parties as well as state attorneys general also may bring legal actions under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Offeror believes that the consummation of the Offer will not violate any U.S. federal antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Based upon an examination of publicly available and other information relating to ConvergeOne’s services and offerings, Parent and Offeror believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Parent and Offeror cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

CFIUS. Parent, Offeror and ConvergeOne have agreed to submit to the Committee on Foreign Investment in the United States (“CFIUS”) a declaration pursuant to 31 C.F.R. § 801.401 (the “Declaration”). CFIUS reviews foreign acquisitions, mergers and takeovers of U.S. businesses to ensure there are no unresolved national security issues that will result from such acquisitions. Parent and ConvergeOne submitted the Declaration to CFIUS on November 19, 2018, and the CFIUS review period is expected to commence shortly thereafter. A condition to the Offer is that 45 days must elapse after the date that the Declaration is submitted, which date is January 3, 2019.

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Merger Effective Time who (1) did not tender their Shares in the Offer, (2) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL and (3) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, at the rate specified in Section 262 of the DGCL.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to ConvergeOne a written demand for appraisal of Shares held, which demand must reasonably inform ConvergeOne of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time;

•

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price, without any interest thereon and less any withholding taxes.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the

DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL.

A copy of Section 262 of the DGCL is included as Annex IV to the Schedule 14D-9. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that ConvergeOne will not be required to submit the adoption of the Merger Agreement to a vote of holder of Shares. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Offeror, Parent and ConvergeOne will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of holders of Shares in accordance with Section 251(h) the DGCL.

18. Fees and Expenses.

Offeror has retained Innisfree M&A Incorporated to act as the Information Agent and Continental Stock Transfer & Trust Company to act as the Depositary and Paying Agent in connection with the Offer. As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, telephone, telecopy, telegraph, electronic mail and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary and Paying Agent each will receive reasonable and customary compensation for their respective services in connection with the Offer, and subject to certain limits, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, neither Parent nor Offeror will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

No person has been authorized to give any information or to make any representation on behalf of Parent or Offeror not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Offeror, the Depositary and Paying Agent or the Information Agent for purposes of the Offer.

Parent and Offeror have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 —“Certain Information Concerning Parent, Offeror and CVC VII”.

ConvergeOne has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the ConvergeOne Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 —“Certain Information Concerning ConvergeOne”.

PVKG Merger Sub, Inc.

November 21, 2018

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT, OFFEROR AND CONTROLLING ENTITIES

1. PVKG Merger Sub, Inc.

PVKG Merger Sub, Inc. (“Offeror”) is a Delaware corporation. Offeror was formed on November 2, 2018 solely for the purpose of completing the Offer and the Merger and has conducted no business activities other than activities incidental to its formation or in connection with the transactions contemplated by the Merger Agreement. Until immediately prior to the time Offeror purchases Shares pursuant to the Offer, it is not anticipated that Offeror will have any significant assets or liabilities or engage in activities other than those incidental to their formation, capitalization and the transactions contemplated by the Offer and/or the Merger. Offeror is a direct wholly owned subsidiary of Parent (as defined below). The current business address of Offeror is c/o CVC Advisors (U.S.) Inc., 712 Fifth Avenue, 43rd Floor, New York, New York 10019, and the current business phone number is (212) 265-6222.

Directors and Executive Officers of Offeror. The following table sets forth the name, business address and telephone number, citizenship, present principal occupation and employment history and past material occupations, positions, offices or employment for at least the past five years of each of the directors, executive officers and control persons of Offeror.

Name, Country of Citizenship and Position	Current Business Address and Telephone Number	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Lars C. Haegg Norway Director; President	712 Fifth Avenue, 43rd Floor New York, New York 10019 (212) 265-6222	Mr. Haegg became a director and officer of Offeror, Parent and PVKG Intermediate Holdings Inc. in 2018. He joined CVC Capital Partners (“CVC”) in 2012, and prior to joining CVC, he spent more than fourteen years with Investcorp Bank B.S.C. at which he held the position of Head of Post-Acquisition activities in North America. Prior to joining Investcorp Bank B.S.C., Mr. Haegg worked at McKinsey & Company where he served retail, media and technology clients. He holds an M.B.A from Harvard Business School and a Bachelor in Business Administration from the University of Texas, Austin.

James P. Christopoulos United States Director; Secretary and Treasurer	712 Fifth Avenue, 43rd Floor New York, New York 10019 (212) 265-6222	Mr. Christopoulos became a director and officer of Offeror, Parent and PVKG Intermediate Holdings Inc. in 2018. He joined CVC in 2014 where he is a Managing Director. Prior to joining CVC, Mr. Christopoulos was a Principal at Investcorp Bank B.S.C. Prior to joining Investcorp Bank B.S.C., he worked at UBS. Mr. Christopoulos holds a Bachelor in Economics from Columbia University.

2. PVKG Intermediate Holdings Inc.

PVKG Intermediate Holdings Inc. (“Parent”) is a Delaware corporation. Parent was formed on November 2, 2018, solely for the purpose of completing the Offer and the Merger and has conducted no business activities other than activities incidental to its formation or in connection with the transactions contemplated by the Merger Agreement. Until immediately prior to the time Offeror purchases Shares pursuant to the Offer, it is not anticipated that Parent will have any significant assets or liabilities or engage in activities other than those incidental to their formation, capitalization and the transactions contemplated by the Offer and/or the Merger. The current business address of Parent is c/o CVC Advisors (U.S.) Inc., 712 Fifth Avenue, 43rd Floor, New York, New York 10019, and the current business phone number is (212) 265-6222.

Directors and Executive Officers of Parent. The following table sets forth the name, business address and telephone number, citizenship, present principal occupation and employment history and past material occupations, positions, offices or employment for at least the past five years of each of the directors, executive officers and control persons of Parent.

Name, Country of Citizenship and Position	Current Business Address and Telephone Number	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Lars C. Haegg Norway Director; President	712 Fifth Avenue, 43rd Floor New York, New York 10019 (212) 265-6222	See respective information under “Directors and Executive Officers of the “Offeror” in Section 1 of this Schedule I.

James P. Christopoulos United States Director; Secretary and Treasurer	712 Fifth Avenue, 43rd Floor New York, New York 10019 (212) 265-6222	See respective information under “Directors and Executive Officers of the “Offeror” in Section 1 of this Schedule I.

3.	CVC Capital Partners VII (A) L.P.
CVC Capital Partners Investment Europe VII L.P.
CVC Capital Partners VII Associates L.P.

Each of CVC Capital Partners VII (A) L.P., CVC Capital Partners Investment Europe VII L.P. and CVC Capital Partners VII Associates L.P. (collectively, “CVC VII”) is a Jersey limited partnership. The general partner for each CVC VII entity is CVC Capital Partners VII Limited, a Jersey limited company (“CVC VII GP”). The current business address of each CVC VII entity is c/o CVC Capital Partners VII Limited, 1 Waverley Place, Union Street, St. Helier, Jersey JE1 1SG, Channel Islands, and the current business phone number of each CVC VII entity is +44 (0) 1534 850750.

CVC VII indirectly holds its investment in Parent through PVKG Investment Holdings Inc., a Delaware corporation (“PVKG Investment Holdings”). PVKG Investment Holdings is a direct wholly owned subsidiary of PVKG Investment US L.P. (“PVKG Investment US”), which is controlled by PVKG Investment US G.P. LLC (“PVKG US GP”), a Delaware limited liability company and a wholly owned subsidiary of PVKG Jersey L.P., a Jersey limited partnership (“PVKG Jersey LP”). PVKG US G.P. is a wholly owned subsidiary of PVKG Jersey LP, which is controlled by PVKG Jersey GP Limited, a Jersey limited company (“PVKG Jersey GP”). Each of PVKG Jersey GP and PVKG Jersey LP are subsidiaries of CVC VII, which is controlled by CVC VII GP.

CVC VII is a private investment fund focused on making investments in a variety of industries. The principal business activity of PVKG Investment Holdings is serving as a holding company for Parent. The principal business activities of PVKG Investment US is serving as a holding company for PVKG Investment Holdings.

The principal business activities of PVKG US GP is serving as the general partner of PVKG Investment US. The principal business of PVKG Jersey LP is serving as a holding company for PVKG Investment US and PVKG US GP. The principal business activity of PVKG Jersey GP is serving as the general partner of PVKG Jersey LP. The principal business activity of CVC VII GP is serving as the general partner of CVC VII.

Directors and Executive Officers of CVC VII GP. The following table sets forth the name, business address and telephone number, citizenship, present principal occupation and employment history and past material occupations, positions, offices or employment for at least the past five years of each of the directors, executive officers and control persons of CVC VII GP.

Name, Country of Citizenship and Position	Current Business Address and Telephone Number	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Mark A. R. Grizzelle United Kingdom Director	111 Strand, London WC2R 0AG United Kingdom +44 0207 420 4200	Mr. Grizzelle is a Senior Adviser to CVC. He retired from CVC in March 2017 at which time he was a Partner and Group Finance and Administration Director. Mr. Grizzelle holds a degree in Business Economics and Accountancy from Southampton University, United Kingdom.

Carl J. Hansen United Kingdom and New Zealand Director	3rd Floor, Sir Walter Raleigh House, 48-50 The Esplanade, St Helier, Jersey JE2 3QB +44 (0) 1534 828 750	Mr. Hansen joined CVC in 2012. Mr. Hansen is a Managing Director and the Money Laundering Reporting Officer of CVC Advisers Jersey Limited (“CVC Jersey”), and is a member on the board and TCB Committee of CVC Jersey. He is also a member and Chair of all of CVC’s Investment Committees and Portfolio Committees and serves on the boards of a number of companies in the CVC network and CVC portfolio companies, including general partners of, and advisers to, CVC funds. Mr. Hansen is a lawyer with over 29 years of experience in corporate and commercial transactions in a number of jurisdictions globally. Mr. Hansen holds a BA and LLB from the University of Natal, South Africa and an MBA from Victoria University, Wellington, New Zealand.

Name, Country of Citizenship and Position	Current Business Address and Telephone Number	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years

Steven F. Koltes United States Director	3rd Floor, Sir Walter Raleigh House, 48-50 The Esplanade, St Helier, Jersey JE2 3QB +44 (0) 1534 828 750	Mr. Koltes joined CVC in 1988. He is a Co-Founder and Co-Chairman of CVC and is a member on the main CVC boards, including the board of Credit Partners. He is also a member on all of CVC’s Investment Committees and is a member on the CVC Asia Private Equity Board and the Asia Portfolio Committee. Mr. Koltes holds a BA from Middlebury College.

Jean-Rémy A. R. Roussel France Director	20 Avenue Monterey, Luxembourg L-2163 Luxembourg +352 26 47 83 68	Mr. Roussel joined CVC in 2008. He is a Managing Partner and Head of the Operations team at CVC. Mr. Roussel is on the board of the CVC advisory business and is a member on the Europe/North America Private Equity Board, the Europe/North America and StratOps Investment Committees, the Europe/North America and StratOps Portfolio Committees and the Operations and Risk Committee. Mr. Roussel holds a Bachelor’s in Business Administration from the University of Michigan and an MBA from Harvard Business School.

W. Brian Scholfield United Kingdom and Canada Director	3rd Floor, Sir Walter Raleigh House, 48-50 The Esplanade, St Helier, Jersey JE2 3QB +44 (0) 1534 828 750	Mr. Scholfield joined CVC in 2012. Mr. Scholfield is a Managing Director and the Compliance Officer of CVC Jersey, and is a member on the board and TCB Committee of CVC Jersey. He is also a member on all of CVC Investment Committees and serves on the boards of a number of companies in the CVC network and CVC portfolio companies, including general partners of CVC funds. Mr. Scholfield is a lawyer with over 30 years of experience in corporate, securities, funds and commercial transactions in a number of jurisdictions globally. Mr. Scholfield holds a BA and Juris Doctor from the University of Toronto, Canada.

Name, Country of Citizenship and Position	Current Business Address and Telephone Number	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years

Rupert D. E. Walker United Kingdom Director	1 Waverley Place, Union Street, St. Helier, Jersey JE1 1SG Channel Islands +44 (0) 1534 850750	Mr. Walker is a Principal and the sole ultimate beneficial owner of Saltgate Limited and was formerly a Managing Director. Mr. Walker serves on the boards of a number of CVC companies including general partners of other CVC funds. He is also an alternate director of CVC Advisers Private Equity Limited, an investment advisor. Mr. Walker is a lawyer with over 30 years of experience of international fund, corporate and financing transactions. Mr. Walker holds a LLB (Hons) from the University of Nottingham.

Frederick I. Watt United Kingdom Director	111 Strand, London WC2R 0AG United Kingdom +44 0207 420 4200	Mr. Watt joined CVC in 2007. Mr. Watt is a Managing Partner and Chief Operating Officer of CVC. Mr. Watt is a member on the main CVC boards. He is a member on (i) the Europe/North America, Asia and StratOps Investment Committees, (ii) all of the CVC Portfolio Committees, (iii) the Human Resources Committee, (iv) the Operations and Risk Committee, (v) the Ethics Committee and (vi) the CVC Credit Partners Advisory Board. Mr. Watt is a member on the Institute of Chartered Accountants of Scotland and was educated at Caledonian University, Glasgow, Scotland.

The Letter of Transmittal any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary and Paying Agent at one of its addresses set forth below:

The Depositary and Paying Agent for the Offer is:

If delivering by first class mail:	If delivering by facsimile transmission:	If delivering by registered mail or courier:
Continental Stock Transfer & Trust Company	(for eligible institutions only)	Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor New York, NY 10004	(212) 616-7616	1 State Street Plaza, 30th Floor New York, NY 10004
Attn: Compliance Department	For confirmation or information:	Attn: Compliance Department

Tel: (917) 262-2378

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and brokers may call collect: (212) 750-5833